UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

Commission File Number: 1-32635

BIRKS & MAYORS INC.

1240 Phillips Square

Montreal, Quebec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Documents submitted herewith

LIST OF DOCUMENTS

99.1	Management Proxy Circular.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.

Date: July 19, 2006	By:	/s/ Michael Rabinovitch
Michael Rabinovitch Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Management Proxy Circular.

EXHIBIT 99.1

1240 Phillips Square

Montreal, Québec

Canada, H3B 3H4

July 19, 2006

To Our Shareholders:

On behalf of the Board of Directors of Birks & Mayors Inc. (the “Company”), I cordially invite you to attend the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held at the Fairmont The Queen Elizabeth Hotel, Hochelaga 2, 900 René-Lévesque Boulevard West, Montreal, Québec, H3B 4A5 on Friday, September 8, 2006, at 9:00 a.m. A notice of the Meeting, form of proxy, and a management proxy circular containing information about the matters to be acted on at the Meeting are enclosed.

We urge you to attend the Meeting. It is an excellent opportunity for the Company’s management to discuss the Company’s progress with you in person.

It is important that your shares be represented at the Meeting, whether in person or by proxy. To facilitate your participation in the Meeting, regardless of whether you plan to attend in person, please complete, sign, date, and promptly return the enclosed proxy. If you attend the Meeting, you may revoke your proxy at that time and vote in person, even if you have previously returned your form of proxy, by following the procedures set forth in the management proxy circular.

We look forward to seeing you on September 8th.

Yours truly,
Count Lorenzo Rossi Di Montelera
Chairman of the Board

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

To be held on Friday, September 8, 2006

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of Shareholders of BIRKS & MAYORS INC. (the “Company”) will be held at the Fairmont The Queen Elizabeth Hotel, Hochelaga 2, 900 René-Lévesque Boulevard West, Montreal, Québec, H3B 4A5 on Friday, September 8, 2006, at 9:00 a.m., for the purposes of:

(1)	receiving the consolidated financial statements for the fiscal year ended March 25, 2006, together with the auditors’ report thereon;

(2)	electing a board of eleven directors to serve until the next annual meeting of shareholders;

(3)	considering and, if deemed advisable, approving the Company’s Long-Term Incentive Plan;

(4)	considering and, if deemed advisable, approving the Company’s Employee Stock Purchase Plan;

(5)	appointing KPMG LLP as auditors and authorizing the directors to fix their remuneration; and

(6)	transacting such other business as may properly be brought before the Meeting.

The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Only holders of record of Class A voting shares or Class B multiple voting shares of the Company at the close of business on July 18, 2006 will be entitled to vote at the Meeting.

By Order of the Board of Directors,
Miranda Melfi
Group Vice President, Legal Affairs &
Corporate Secretary

Montreal, Québec – July 19, 2006

ALL SHAREHOLDERS ARE INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT AT THE MEETING ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PROXIES MUST BE RECEIVED AT THE REGISTERED OFFICE OF THE TRANSFER AGENT OF THE COMPANY NOT LESS THAN 48 HOURS PRIOR TO THE MEETING. SHAREHOLDERS WHO EXECUTE A PROXY CARD MAY NEVERTHELESS ATTEND THE ANNUAL MEETING, REVOKE THEIR PROXY, AND VOTE THEIR SHARES IN PERSON.

MANAGEMENT PROXY CIRCULAR

IN CONNECTION WITH

THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON

SEPTEMBER 8, 2006

MANAGEMENT PROXY CIRCULAR

Solicitation of Proxies

This Management Proxy Circular (the “Circular”), which is being mailed to shareholders on or about July 20, 2006, is furnished in connection with the solicitation by management of Birks & Mayors Inc. (the “Company”) of proxies to be used at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held on September 8, 2006 at the time and place and for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders, or any adjournment thereof.

The cost of preparing, assembling and mailing this Circular, the Notice of Annual Meeting of Shareholders, and the enclosed proxy will be borne by the Company, as well as the cost of the solicitation of any proxies except as otherwise noted herein. In addition to the use of mail, the Company’s employees may solicit proxies personally and by telephone. The Company’s employees will receive no compensation for soliciting proxies other than their regular salaries. The Company has hired Georgeson Shareholder Communications, Inc. to assist it in soliciting proxies for an anticipated fee of $7,500 plus out-of-pocket expenses. The Company may request banks, brokers, and other custodians, nominees and fiduciaries to forward copies of the proxy material to their principals and to request authority for the execution of proxies. The Company may reimburse such persons for their expenses in so doing. The solicitation will be primarily by mail but may also be made by telephone or other means of telecommunication by regular employees of the Company at nominal cost.

References

Unless the context otherwise requires, the terms “Birks & Mayors,” and “the Company” are used in this circular to refer to Birks & Mayors Inc., a Canadian corporation, and its subsidiaries on a consolidated basis. In addition, the term “Mayors” refers to Mayor’s Jewelers, Inc., and “the merger” refers to the merger of Mayors with a wholly-owned subsidiary of the Company, as approved by the shareholders of Mayors on November 14, 2005. The term “Birks” refers to Henry Birks & Sons Inc., the legal name of Birks & Mayors prior to the merger.

Unless otherwise indicated, all monetary references herein are denominated in U.S. dollars; references to “dollars” or “$” are to U.S. dollars and references to “Cdn$” or “Canadian dollars” are to Canadian dollars.

Within this Circular, the Company’s fiscal years ended March 27, 2004, March 26, 2005 and March 25, 2006 are referred to as fiscal years 2003, 2004 and 2005, respectively. The Company’s fiscal year consists of 52 weeks (reported in four 13-week periods) or 53 weeks (reported in three 13-week periods and one 14-week period), and ends on the last Saturday in March of each year. Fiscal years 2003, 2004 and 2005 included 52 weeks.

Appointment of Proxyholders and Revocation of Proxies

A shareholder may appoint as proxyholder a person other than the directors of the Company named in the accompanying form of proxy to attend and vote at the Meeting in his or her stead, and may do so by inserting the name of such other person, who need not be a shareholder, in the blank space provided in the form of proxy or by completing another proper form of proxy.

In order for proxies to be recognized at the Meeting, the completed forms of proxy must be received at the office of the Company’s transfer agent, Computershare Investor Services, LLC, 730 Peachtree St., Suite 840, Atlanta, GA 30308, not less than 48 hours prior to the Meeting.

A shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument of revocation in writing at the principal place of business of the Company, 1240 Phillips Square, Montreal, Québec, Canada, H3B 3H4, at any time up to and including the last business day preceding the day of the Meeting or an adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or an adjournment thereof but prior to the use of the proxy at the Meeting.

Purposes of the Annual Meeting

At the Meeting, the Company’s shareholders will consider and act upon the following matters:

1.	receiving the consolidated financial statements for the fiscal year ended March 25, 2006, together with the auditors’ report thereon;

2.	electing a board of eleven directors to serve until the next annual meeting of shareholders;

3.	considering and, if deemed advisable, approving the Company’s Long-Term Incentive Plan;

4.	considering and, if deemed advisable, approving the Company’s Employee Stock Purchase Plan;

5.	appointing KPMG LLP as auditors and authorizing the directors to fix their remuneration; and

6.	transacting such other business as may properly be brought before the Meeting.

The persons whose names are printed on the accompanying form of proxy will, on a show of hands or any ballot that may be called for, vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. If no choice is specified by the shareholder, the shares will be voted for the election of the nominees for directors set forth in this Circular under the heading “Election of Directors”, for the approval of the Company’s Long-Term Incentive Plan as set forth in this Circular under the heading “Approval of the Company’s Long-Term Incentive Plan”, for the approval of the Company’s Employee Stock Purchase Plan as set forth in this Circular under the heading “Approval of the Company’s Employee Stock Purchase Plan”, and for the appointment of KPMG LLP as auditors as set forth in this Circular under the heading “Appointment and Remuneration of KPMG LLP as the Company’s Auditors”.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and to other matters which may properly come before the Meeting. As at the date hereof, management knows of no such amendment, variation or other matters to come before the Meeting. If any matters which are not now known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters in accordance with their best judgment.

Shareholder Proposals for the 2007 Annual Meeting

Shareholder proposals intended to be presented at the Company’s 2007 Annual Meeting of Shareholders must be submitted for inclusion in our proxy materials prior to March 20, 2007.

The Company’s Class A Voting Shares, Class B Multiple Voting Shares and Preferred Shares

The Company is currently authorized to issue an unlimited number of Class A voting shares without nominal or par value, an unlimited number of Class B multiple voting shares without nominal or par value, and an unlimited number of preferred shares without nominal or par value, issuable in series. As at July 18, 2006, the Company had 3,489,753 Class A voting shares outstanding, 7,717,970 Class B multiple voting shares outstanding, and no preferred shares outstanding. As concerns voting at the Meeting:

•	each Class A voting share will entitle the holder thereof to one (1) vote at the Meeting.

•	each Class B multiple voting share will entitle the holder thereof to ten (10) votes at the Meeting.

Accordingly, each holder of Class A voting shares will be entitled to one (1) vote, and each holder of Class B multiple voting shares will be entitled to ten (10) votes, at the Meeting for each such share, as the case may be, registered in his or her name as at the close of business on July 18, 2006, being the date fixed by the Company’s Board of Directors (“Board of Directors” or “Board”) for the determination of the registered holders of such shares who are entitled to receive the Notice of Annual Meeting of Shareholders enclosed herewith (the “Record Date”).

The Company shall prepare, no later than ten days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date. This list of shareholders will be available for inspection during usual business hours at the registered office of the Company and at the Meeting.

One (1) person present and holding or representing by proxy at least one (1) issued voting share of the Company is the required quorum for the choice of a chairman of the Meeting and for the adjournment of the Meeting and, for all other purposes, a quorum for the Meeting shall be persons present being not less than two (2) in number and holding or representing by proxy at least 50% of the total voting rights attached to the issued and outstanding shares entitled to vote at the Meeting.

The chairman of the Meeting may, with the consent of the Meeting, adjourn the Meeting to a fixed time and place. If the Meeting is adjourned for less than 30 days, it is not necessary to give notice of the adjourned meeting other than by announcement at the Meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and if a quorum is present thereat. The persons who formed a quorum at the Meeting are not required to form a quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the Meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the Meeting in accordance with the notice calling same.

Prior to the Meeting, the Company’s transfer agent, Computershare Investor Services, LLC, shall determine the number of Class A voting shares and Class B multiple voting shares represented at the Meeting, and the validity and effect of proxies, and shall receive, count, and tabulate ballots and votes, and determine the results thereof.

A broker or nominee holding shares registered in its name, or in the name of its nominee, which are beneficially owned by another person and for which it has not received instructions as to voting from the beneficial owner, may have discretion to vote the beneficial owner’s shares with respect to the election of Directors and other matters addressed at the Meeting. Any such shares that are not represented at the Meeting, either in person or by proxy, will not be considered to have cast votes on any matters addressed at the Meeting.

Code of Ethics

The Company’s Board of Directors has adopted a code of ethics that applies to the Company’s Chief Executive Officer, Chief Financial Officer and Controller, as required by the United States Securities and Exchange Commission (“SEC”). The current version of such code of ethics can be found at www.birksandmayors.com.

Major Owners of Class A Voting Shares and Class B Multiple Voting Shares

The following table sets forth, as of June 30, 2006, information regarding the beneficial ownership of the voting securities of the Company by each person or entity that beneficially owns an aggregate of 5% or more of the Company’s outstanding Class A voting shares and/or Class B multiple voting shares. Unless otherwise indicated in the table, each of the individuals named below has sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 3,489,753 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on June 30, 2006, adjusted, where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under SEC rules. Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares, as the case maybe, as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this annual report of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of June 30, 2006 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purposes of calculating the percentage owned by any other person listed.

Name and Address(1) of Beneficial Owner(2)	Amount and Nature of Beneficial Ownership	Percentage of Shares Beneficially Owned
Dr. Lorenzo Rossi di Montelera(3)	7,727,316	68.9%
Thomas A. Andruskevich(4)	844,425	19.7%
Iniziativa S.A.(5)	6,118,384	63.7%
Prime Investments SA(6)	1,536,047	44.0%
Filippo Recami(7)	262,227	7.0%
Montrolux S.A.(8)	1,599,586	31.4%

(1)	The address for each “Beneficial Owner” is 1240 Phillips Square, Montreal, Québec, Canada, H3B 3H4.
(2)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite his or her name.
(3)	Includes (A) options to purchase 9,346 Class A voting shares which are currently exercisable or exercisable within 60 days, (B) 6,118,384 Class A voting shares to which Iniziativa (formerly, Regaluxe Investments S.a.r.l and its affiliates “Regaluxe”) would be entitled upon conversion of the Class B multiple voting shares held by Iniziativa (formerly, Regaluxe), and (C) 1,599,586 Class A voting shares of which Montrolux S.A. would be entitled upon conversion of the Class B multiple voting shares held by Montrolux S.A. Dr. Rossi exercises joint voting and investment control over the securities held of record by Montrolux S.A. and Iniziativa (formerly, Regaluxe).
(4)	Includes (A) options and stock appreciation rights to purchase 672,750 Class A voting shares which are currently exercisable or exercisable within 60 days (including the option which gives him the right to purchase 260,804 Class A voting shares representing 2% of the total issued and outstanding shares of the Company (on a fully diluted basis) if such option were exercised as of June 30, 2006), (B) warrants to purchase 131,209 Class A voting shares, and (C) 40,466 Class A voting shares.
(5)	Comprised of 6,118,384 Class A voting shares to which Iniziativa (formerly, Regaluxe) would be entitled upon conversion of the Class B multiple voting shares held by it.
(6)	The Company has been advised that Deutsche Bank International Trust Co. Limited, as Trustee of Pine Trust and The Beech Settlement, exercises voting and investment control over the securities held of record by Prime Investments SA.
(7)	Includes options to purchase 131,018 Class A voting shares which are currently exercisable or exercisable within 60 days and warrants to purchase 131, 209 Class A voting shares which are currently exercisable or exercisable within 60 days.
(8)	Includes 1,599,586 Class A voting shares of which Montrolux S.A. would be entitled upon conversion of the Class B multiple voting shares held by Montrolux S.A. Dr. Rossi exercises joint voting and investment control over the securities held of record by Montrolux S.A.

PROPOSAL 1:

ELECTION OF DIRECTORS

The Company’s articles of incorporation stipulate that the Board of Directors shall consist of a minimum of three directors and a maximum of 15 directors, and that a director’s term of office is from the date of the meeting at which he or she is elected or appointed until the next annual shareholders’ meeting following his or her election or appointment, or until such time as his or her successors are otherwise elected or appointed. The Company’s Board of Directors currently consists of 11 persons, all of whom are being proposed by management as nominees for re-election as directors to hold office until the next succeeding annual meeting of shareholders of the Company or until their successors are elected or appointed.

The Company has no reason to believe that any of management’s nominees for re-election as a director will be unable or unwilling to serve if elected. However, if any of the nominees is for any reason unavailable to serve as a director, proxies received in favor of the management nominees will be voted for another nominee in the discretion of the persons named in the form of proxy unless the shareholder has specified in the proxy that his shares are to be withheld from voting on the election of directors. The Company’s Board of Directors recommends a vote “FOR” the management nominees for re-election as directors for the term specified above.

Information Regarding the Directors

The following sets forth information regarding each of the 11 nominees for re-election as directors, as of June 30, 2006:

				As at June 30, 2006 Control or Direction of the Company is Exercised by Means of(1)
Name	Age	Position or office with Company	Director Since	Aggregate of Class A voting shares and Class B multiple voting shares(11)		Options to Purchase Shares
Dr. Lorenzo Rossi di Montelera(6)(7)	65	Chaiman of the Board and Director	March 1993	7,717,970		9,346
Thomas A. Andruskevich(6)(7)	55	President, Chief Executive Officer and Director	June 1999	40,466		803,960	(8)
Alain Benedetti(2)(5)	57	Director	November 2005	—		2,000
Emily Berlin(2)(3)(4)	59	Director	November 2005	43,475		4,346
Shirley A. Dawe(4)(6)	60	Director	November 1999	870		—
Elizabeth M. Eveillard(5)	59	Director	November 2005	86,950		4,346
Massimo Ferragamo(3)(5)	48	Director	November 2005	—		4,346
Ann Spector Lieff(2)(3)(4)	54	Director	November 2005	10,120	(9)	4,346
Margherita Oberti(7)	61	Director	March 1993	—		5,000
Peter R. O’Brien(6)	60	Director	March 1993	2,529		5,000
Filippo Recami(6)(7)	55	Director	November 1999	—		262,227	(10)

(1)	This information, not being within the knowledge of the Company, was furnished by the respective nominees individually.

(2)	Member of the Audit Committee.
(3)	Member of the Nominating Committee.
(4)	Member of the Corporate Governance Committee.
(5)	Member of the Compensation Committee.
(6)	Member of the Executive Committee.
(7)	Member of the Strategy Committee.
(8)	Includes warrants to purchase 131,209 Class A voting shares.
(9)	Includes 5,773 Class A voting shares held by trusts of which Ms. Lieff is a 25% beneficiary and has shared voting and investment power as trustee.
(10)	Includes warrants to purchase 131,209 Class A voting shares.
(11)	All shares listed in this column are Class A voting shares with the exception of Dr. Lorenzo Rossi di Montelera’s 7,717,970 shares, all of which are Class B multiple voting shares.

Director Nominees

Dr. Lorenzo Rossi di Montelera, age 65, has served as Chairman of the Company’s Board of Directors since 1993 and, prior to the merger, Dr. Rossi served on the board of directors of Mayors. He is also on the board of directors of Iniziativa (formerly, Regaluxe), Vonwiller S.A. (Geneva), a portfolio management and financial services firm, Bacardi Martini B.V., Azimut S.p.A. and the Advisory Board of the Global Leadership Institute of New York. Dr. Rossi is the father-in-law of Mr. Carlo Coda-Nunziante who is the Company’s Group Vice President, Strategy and Business Development.

Thomas A. Andruskevich, age 55, has been the Company’s President and Chief Executive Officer since June 1996 and joined the Board of Directors of Birks in 1999. Since August, 2002, he has been the President, Chief Executive Officer, and Chairman of the board of directors of Mayors. From 1994 to 1996, he was President and Chief Executive Officer of the clothing retailer Mondi of America. From 1989 to 1994, he was Executive Vice President of International & Trade of Tiffany & Co., and from 1982 to 1989, Mr. Andruskevich served as Senior Vice President and Chief Financial Officer of Tiffany & Co. He also serves on the board of directors of Brazilian Emeralds, Inc. and The Robbins Company.

Alain Benedetti, age 57, has been a member of the Company’s Board of Directors since November 2005. He is also a Corporate Director and Vice-Chairman of the Board of the Canadian Institute of Chartered Accountants and incoming Chair thereof in September 2006. Prior to July 1, 2004, Mr. Benedetti was with Ernst and Young, LLP for 34 years. From 1998 to 2004 he was Vice-Chairman and Canadian Area Managing Partner of Ernst and Young, LLP. He also currently serves on the board of directors of the following publicly-held corporations: Russel Metals Inc. and Dorel Industries Inc., and as Governor of Dynamic Mutual Funds. In addition to his board seat at Russel Metals Inc. and Dorel Industries Inc., he is the Chair of their respective audit committees and he is the Chair of the governance committee of Dynamic Mutual Funds.

Emily Berlin, age 59, has been a member of the Company’s Board of Directors since November 2005. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005, and Senior Managing Director of Helm Holdings International since 2001. Based in Miami, Florida, the Helm Group of companies is a diversified privately owned group of companies operating principally in Latin America and the Caribbean. From 1974 to 2000, she was a member of the law firm of Shearman & Sterling, becoming a partner in 1981.

Shirley A. Dawe, age 60, has been a member of the Company’s Board of Directors since 1999. She is also a Corporate Director and has been President of Shirley Dawe Associates Inc., a Toronto-based management consulting company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the boards of directors of numerous public and private companies in Canada and the United States. She currently serves on the boards of directors of National Bank of Canada and The Bon-Ton Stores, Inc.

Elizabeth M. Eveillard, age 59, has been a member of the Company’s Board of Directors since November 2005. She was a member of the board of directors of Mayors from August 2002 until November 14, 2005, and is an independent consultant with over 30 years of experience in the investment banking industry. During 2000-2003, she was a consultant and Senior Managing Director, Retailing and Apparel Group, Bear, Stearns & Co., Inc. During 1988-2000, she served as Managing Director and Head of the Retailing Group, PaineWebber Incorporated. From 1972 to 1988 she held various positions at Lehman Brothers, including Managing Director in the Merchandising Group. She serves on the boards of the following publicly-held and private companies: Beall’s, Inc., Too, Inc., and Retail Ventures, Inc. In addition to her board seats at the aforementioned companies, she is also a member of their respective compensation committees.

Massimo Ferragamo, age 48, has been a member of the Company’s Board of Directors since November 2005. He was a member of the board of directors of Mayors from October 2002 until November 14, 2005, and has been the Chairman of the Board of Ferragamo USA, Inc., which is a wholly-owned subsidiary of Salvatore Ferragamo Italia. Mr. Ferragamo held the position of President since 1985 and became Chairman in 2000. Ferragamo USA Inc. imports and distributes Ferragamo products throughout North America. He also serves on the board of directors of YUM! Brands, Inc. and the American Italian Cancer Foundation.

Ann Spector Lieff, age 54, has been a member of the Company’s Board of Directors since November 2005. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005, and is the founder of The Lieff Company, established in 1998, which is a Miami-based consulting group specializing in Chief Executive Officer mentoring, leadership development, corporate strategies to assist and expand organizations in the management of their business practices, and advisory services to corporate boards. She was Chief Executive Officer of SPEC’s Music from 1980 until 1998. Ms. Lieff currently serves as a member of the Executive Advisory Board, University of Denver Daniels College of Business and also serves on the board of directors of Herzfeld Caribbean Basin Fund, Claire’s Stores, Inc., and Hastings Entertainment, Inc. Ms. Lieff has a Bachelor of Arts degree in Sociology (1974) from the University of Denver.

Margherita Oberti, age 61, has been a member of the Company’s Board of Directors since 1993. Ms. Oberti was born near Turin, Italy, and resides in West Vancouver, B.C. Before coming to Canada, she studied at the University of Turin, where she obtained a Doctorate in Philosophy, and at the University of Milan, where she did post-doctoral studies in epistemology. After coming to Canada, she also obtained a doctorate in classical studies from the University of British Columbia. Mrs. Oberti has been active in charity work, as a director of the Vancouver Foundation of Art, Justice and Liberty, in education as a college professor, and in business as a director and officer of several companies, including Eccom Developments Ltd., the development company that built and sold two trend setting residential high rises, Seawalk Place, in West Vancouver, B.C. and Palais Georgia, in Vancouver.

Peter R. O’Brien, age 60, has been a member of the Company’s Board of Directors since 1993. He resides in Montreal, Canada and until December 31, 2005, was a senior partner in the Montreal office of Stikeman Elliott LLP, where he had worked since 1971 and where he had a varied practice in corporate and commercial law, acquisitions and real estate. Mr. O’Brien was also the founding chairman of the Canadian Irish Studies Foundation, is a past chairman of the Montreal General Hospital Foundation, and is currently Chairman of the board of directors of the McGill University Health Centre Foundation.

Filippo Recami, age 55, has been a member of the Company’s Board of Directors since November 1, 1999 and a Managing Director of Iniziativa S.A. (Luxemborg) since the beginning of 1999. He has also been the Chief Executive Officer and Managing Director of Regaluxe Investment S.a.r.l since March 1999. After the merger on March 31, 2006 between Iniziativa and Regaluxe, Mr. Recami was appointed Chief Executive Officer of the company resulting from the merger, namely Iniziativa. He was also on Mayors board of directors from October 2002 until November 14, 2005. Between 1978 and 1998, Mr. Recami held senior management positions in several major public European corporations including Fiat S.p.A. (Italy), Sorin Biomedica S.p.A. (Italy), Sorin France S.p.A. (France), SNIA S.p.A. (Italy), and Rhône Poulenc S.A. (France). Mr. Recami holds a Certified Public Accountant title given by the Ministry of Justice of the Italian Government.

Director Compensation, Meeting Participation and Other Information

Each director who is not an employee of the Company or any of its affiliates is entitled to receive an annual fee of $20,000 for serving on the Company’s Board of Directors. Directors who are not employees of the Company or any of its affiliates receive grants of 1,000 stock appreciation rights on April 1 of each year, and the audit committee chairperson is entitled to receive an additional annual fee of $10,000. In addition, in the event a special independent committee of directors is formed, the chairperson of such committee shall be entitled to receive $10,000 for his or her services and the other members of the committee would each be entitled to receive $5,000 for their service on such committee. All directors are reimbursed for travel expenses incurred in connection with the performance of their duties as directors.

Since the consummation of the merger on November 14, 2005 until June 30, 2006, the Company’s Board of Directors held a total of 16 board and committee meetings. During such period, all directors attended all of the meetings of the Board and of the committees of which they are members.

The Company has a formal policy regarding director attendance at its meetings. Directors are encouraged to attend the annual shareholders’ meeting, all meetings of the Board of Directors and all committee meetings of which he/she is a member. If necessary, directors can attend meetings via teleconference. The Company also has a formal policy regarding communications with the Board of Directors. Shareholders may communicate with the Board of Directors by writing to the Company’s President and Chief Executive Officer by mail addressed to such person at 1240 Phillips Square, Montreal, Québec, Canada, H3B 3H4, by an email sent to such person at tandruskevich@birksandmayors.com, or by fax sent to such person at (514) 397-2577. Shareholders should include their contact information in the communication. The President and Chief Executive Officer is responsible for ensuring that any such communication is delivered to the Board of Directors or to a specified director, as the case may be.

The Company’s Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the six committees of the Board of Directors, as well as the reports of certain of those committees:

Audit Committee. The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the United States Securities Exchange Act of 1934 (the “Exchange Act”). The audit committee operates under a written charter adopted by the Board of Directors. The audit committee reviews the scope and results of the annual audit of the Company’s consolidated financial statements conducted by its independent auditors, the scope of other services provided by its independent auditors, proposed changes in its financial accounting standards and principles, and its policies and procedures with respect to its internal accounting, auditing and financial controls. The audit committee also examines and considers other matters relating to the Company’s financial affairs and accounting methods, including selection and retention of its independent auditors. For the period from the merger to June 30, 2006, the audit committee has held two meetings. Alain Benedetti (Chair), Emily Berlin and Ann Spector Lieff, each of whom is financially literate and an independent, non-employee director of the Company, currently constitute the audit committee. The Company has determined that Alain Benedetti qualifies as an “audit committee financial expert” as defined in the rules of the American Stock Exchange. A copy of the Audit Committee charter is attached hereto as Appendix A to this Circular.

Independent Auditors. During fiscal 2005 and fiscal 2004, the Company (and prior to the merger, Mayors) retained its independent auditors, KPMG LLP to provide services in the following categories and amounts:

Audit Fees. The aggregate fees and expenses billed by KPMG LLP for professional services rendered for the audit of the Company’s annual financial statements was approximately $373,000 in fiscal 2005 and $502,000 in fiscal 2004.

Audit Related Fees. During fiscal 2004, KPMG provided audit-related services for a total amount of approximately $661,000.

Tax Fees. During fiscal 2005 and fiscal 2004, KPMG provided tax services for approximately $147,000 and $41,000, respectively.

Pre Approval Policies and Procedures. The audit committee has established a pre-approval policy as described in Rule 2-01(c)(7)(i)(B) of Regulation S-X. The audit committee approves in writing, in advance, any audit or non-audit services provided to the Company by the independent accountants that are not specifically disallowed by the Sarbanes-Oxley Act of 2002. None of the services described in the preceding three sections were approved by the audit committee pursuant to Rule 2-01(c)(7)(i)(c).

Audit Committee Report. The audit committee has reviewed and discussed the Company’s audited financial statements for the fiscal year ended March 25, 2006, with management and with the independent auditors, including matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees,” as amended.

The audit committee has reviewed the independent auditors’ fees for audit and non-audit services for the fiscal year ended March 25, 2006. The aggregate fees and expenses billed by KPMG LLP for professional services rendered for the audit of the Company’s annual financial statements included in its Annual Report on Form 20-F for the fiscal year ended March 25, 2006 and, prior to the merger, for the review of the Mayors’ financial statements included in Mayors Quarterly Report on Form 10-Q for each fiscal quarter was approximately $373,000.

In addition, during fiscal 2005, the Company incurred fees of approximately $17,600 and $45,000 by KPMG LLP and Deloitte & Touche LLP, its former independent auditors, respectively, related to the restatement of reports previously filed with the SEC.

The audit committee has received the written disclosures and the letter from the independent auditors required by Independence Standards board of directors Standard No. 1, “Independence Discussions with Audit Committees,” as amended, and has discussed with the independent auditors their independence.

Based on its review of the audited financial statements and the various discussions noted above, the audit committee recommended to the board of directors that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 25, 2006, filed with the SEC on July 19, 2006.

The foregoing has been furnished by the audit committee, namely:

Alain Benedetti (Chair)

Emily Berlin

Ann Spector Lieff

Compensation Committee. The Company has a standing compensation committee. The compensation committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation committee is to recommend to the Board of Directors executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of the Company. Certain decisions regarding compensation of certain executive officers are reviewed by the compensation committee. For the period from the merger to June 30, 2006, the compensation committee has held two meetings. Elizabeth Eveillard (Chair), Alain Benedetti, and Massimo Ferragamo, each of whom is an independent, non-employee director of the Company, currently constitute the compensation committee.

Compensation Committee Report. During fiscal 2005, Mr. Andruskevich’s annual salary was $964,000, and he received an annual performance bonus of $1,130,743. Mr. Andruskevich’s annual salary is established in his employment agreement and subject to increases as determined by the board of directors based upon his performance. In fiscal 2005, Mr. Andruskevich’s target bonus was $864,000 and could have been as high as

$1,302,000. The compensation committee determined Mr. Andruskevich’s bonus for fiscal 2005 according to the level of his achievement of certain performance criteria established by the committee at the beginning of the fiscal year, including adjusted net income, operating cash-flow and other Company priorities and divisional criteria.

The committee reviews whether both the compensation and benefits programs provided for the executive officers is generally competitive with similar organizations within the luxury jewelry and retail industry. In determining the compensation of certain of the Company’s executive officers, the committee takes into account all factors that it considers relevant, including business conditions in general and the Company’s performance during the year in light of such conditions, the market compensation for executives of similar background and experience, and the performance of the specific executive officer under consideration and the business area of the Company for which such executive officer is responsible. Regarding Chief Executive Officer compensation, the committee considers many of the same factors looked at for the other executive officers. Some of the key company performance measures that are considered specifically for the Chief Executive Officer are sales, gross profit, overall profitability, cash flow and other key strategic and financial objectives as outlined in the Company’s profit and strategic plans.

The committee believes that the cash bonus portion of the executive officers’ compensation, or the at risk component, should vary according to the executive officer’s level of responsibility and individual performance and be based upon the Company’s overall financial performance. The committee believes that this portion of the executive officer’s compensation is critical in order to ensure that such executive officer’s interests are aligned with the interests of the Company’s shareholders. At the present time, the bonus targets for executive officers range from 35% to 100% of their respective base annual salary. For example, most management bonuses are paid out at 75% of target if 100% of the annual planned earnings before taxes is achieved, 100% of target if 125% of the annual planned earnings before taxes is achieved and a maximum 110% of target if 135% of the annual planned earnings before taxes is achieved.

Executive officers may, from time to time, be granted options to purchase the Company’s Class A voting shares or other equity or non-equity based incentive awards.

The foregoing has been furnished by the compensation committee, namely:

Elizabeth Eveillard (Chair)

Alain Benedetti

Massimo Ferragamo

Nominating Committee. The Company has a standing nominating committee in accordance with the SEC rules and American Stock Exchange listing standards on nominating committees. The nominating committee is governed by a written charter. The nominating committee is responsible for nominating potential nominees to the Board of Directors. For the period from the merger to June 30, 2006, the nominating committee held one meeting. Emily Berlin (Chair), Ann Spector Lieff, and Massimo Ferragamo, each of whom is an independent non-employee director of the Company, currently constitute the nominating committee. All members of the nominating committee are independent as defined by the American Stock Exchange listing standards. The Company’s policy with regard to the consideration of any director candidates recommended by a shareholder is that it will consider such candidates and evaluate such candidates by the same process as candidates identified by the nominating committee.

The Nominating Committee has adopted a policy requiring that a director nominee, whether such candidate was recommended by the Nominating Committee or a shareholder, should possess the following minimum qualifications: independence, integrity, commitment to service on the board, business judgment, financial literacy, public company experience, and general/broad business, legal and investment banking experience. The Nominating Committee also believes that the board as a whole should possess the following attributes: accounting and finance experience, industry knowledge, diversity and vision and strategy. A detailed discussion of each of these attributes can be found in the Nominating Committee charter. The Nominating Committee shall identify director nominee candidates from any appropriate source including shareholder recommendations.

Corporate Governance Committee. The Company has a standing corporate governance committee. The corporate governance committee is responsible for overseeing all aspects of the Company’s corporate governance policies. The corporate governance committee is also responsible for the oversight and review of all related party transactions. For the period from the merger to June 30, 2006, the corporate governance committee held two meetings. The Company’s corporate governance committee is comprised of three directors and operates under a written charter adopted by the Board of Directors. Shirley A. Dawe (Chair), Ann Spector Lieff, and Emily Berlin, each of whom is an independent, non-employee director of the Company, currently constitute the corporate governance committee.

Executive Committee. The Company has a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between Board of Directors meetings for certain corporate actions. The intent of the executive committee is to facilitate the Company’s efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in the Company’s operations, including but not limited to, the supervision of management and the implementation of policies, strategies and programs. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. The current members of the executive committee are Thomas A. Andruskevich (Chair), Lorenzo Rossi di Montelera, Filippo Recami, Peter O’Brien and Shirley A. Dawe. For the period from the merger to June 30, 2006, the executive committee held four meetings.

Strategy Committee. The Company has a standing strategy committee. The strategy committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The strategy committee is comprised of at least three members of the Board of Directors. The current members of the strategy committee are Filippo Recami (Chair), Thomas A. Andruskevich, Lorenzo Rossi di Montelera and Margherita Oberti. For the period from the merger to June 30, 2006, the strategy committee had two meetings.

Indemnification of Directors and Officers and D&O Insurance

Under the Canada Business Corporations Act (the “CBCA”), a company may not, by contract, resolution or by-law, limit the liability of its directors for breaches of their fiduciary duties. However, a company may indemnify a director or officer, a former director or officer or a person who acts or acted at the company’s request as a director or officer of an entity of which the company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her because of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the company or the entity, if:

•	that person acted honestly and in good faith with a view to the best interests of the company; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his or her conduct was lawful.

These individuals are entitled to indemnity from the company if the person was substantially successful on the merits of his or her defense of the action or proceeding and fulfilled the conditions set out above. A company may, with the approval of a court, also indemnify that person regarding an action by or on behalf of the company or entity to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or officer of the company or entity, if he or she fulfills the conditions set out above.

The Company’s amended by-laws provide for indemnification of directors and officers to the fullest extent authorized by the CBCA. The CBCA does not expressly provide for advance payment of an indemnified person’s expenses. However, such advance payment is permitted provided that the individual must repay the money received if it does not fulfill the conditions set out above.

The Company maintains directors’ and officers’ liability insurance covering liability, including defense costs, of its directors and officers and other employees (as defined in the policy), arising out of a wrongful act committed while performing their duties in such capacity, provided they acted honestly and in good faith with a view to the best interests of the Company. The current limit of insurance is $15,000,000 on each loss and $15,000,000 during each policy period. An annual premium of $175,000 was paid by the Company in its last completed financial year with respect to the period from November 14, 2005 to November 14, 2006. Claims payable to the Company are subject to a retention of $250,000 per occurrence.

Executive Officers Compensation

In fiscal 2005, we had eight executive officers and the aggregate compensation paid by the Company and its subsidiaries (including Mayors) to them in such year was approximately $4,613,770 (annual salary and bonus earned). We presently have nine executive officers.

Executive Officers

Set out below are the biographies of the Company’s nine executive officers:

Thomas A. Andruskevich, age 55, has been the Company’s President and Chief Executive Officer since June 1996 and joined the Board of Directors of Birks in 1999. Since August, 2002, he has been the President, Chief Executive Officer, and Chairman of the board of directors of Mayors. From 1994 to 1996, he was President and Chief Executive Officer of the clothing retailer Mondi of America. From 1989 to 1994, he was Executive Vice President of International & Trade of Tiffany & Co., and from 1982 to 1989, Mr. Andruskevich served as Senior Vice President and Chief Financial Officer of Tiffany & Co. He also serves on the board of directors of Brazilian Emeralds, Inc. and The Robbins Company.

Joseph A. Keifer, III, age 54, is the Company’s Executive Vice President & Chief Operating Officer having previously held such position at Mayors. Prior to joining Mayors, Mr. Keifer held the position of Vice President, Merchandising for Birks from 1998 to 2002. From 1993 to 1997, Mr. Keifer was the Senior Vice President of Fine Jewelry Merchandise for Montgomery Ward. Prior to that, Mr. Keifer spent 21 years with Zale Corporation during which he held various positions, including Senior Vice President of Company Operations and President of the Bailey Banks & Biddle division.

Daisy Chin-Lor, age 52, is the Company’s Executive Vice President & Chief Marketing Officer, having held a similar position at Mayors since April 1, 2005. Ms. Chin-Lor has extensive experience in the international luxury goods environment, specifically in the area of high-end cosmetics. From 2002 to 2005, Ms. Chin-Lor was the Executive Vice President and Chief Marketing Officer for Elizabeth Arden Spas. From 2000 to 2001 she was the Executive Director of Russell Reynolds Associates. Prior to 2000, Ms. Chin-Lor spent two years establishing a market presence for Chanel in Thailand and spent nearly 20 years working for Avon Products.

Michael Rabinovitch, age 36, became the Company’s Senior Vice President & Chief Financial Officer effective August 1, 2005. Prior to joining the Company, Mr. Rabinovitch had been Vice President of Finance of Claire’s Stores, Inc. since 1999. Before joining Claire’s Stores, Inc., Mr. Rabinovitch was Vice President of Accounting & Corporate Controller at an equipment leasing company. Mr. Rabinovitch spent 5 years with Price Waterhouse LLP, most recently as Senior Auditor. Mr. Rabinovitch is a licensed CPA and is a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants.

Marc Weinstein, age 52, has been the Company’s Senior Vice President & Chief Administrative Officer since the merger. He has also been an executive officer of Mayors since 1996. Prior to joining Mayors, Mr. Weinstein spent approximately 19 years with Burger King Corporation. During his tenure at Burger King, he gained extensive retailing, human resource and operations knowledge on both a domestic and international basis while holding a multitude of positions such as Vice President Managing Director in Europe, Vice President Operations and Vice President Human Resources.

Randolph Dirth, age 51, is the Company’s Senior Vice President, Merchandising, and has been with the Company since July 2004, prior to which time he did merchandising consulting for us for 7 months. Before joining the Company, Mr. Dirth managed, as the founder, Gourmet Giftmail, a web-based food gift business from 1997 to 2003. From 1999 to 2001, he was CEO of Greater Good. Prior to such position, he held various executive positions in specialty retailing companies including Brookstone, Williams-Sonoma and Macy’s.

Aida Alvarez, age 43, is the Company’s Senior Vice President, Merchandising, and held the position of Vice President, Merchandising at Mayors since February 2001. From August 1989 to February 2001, Ms. Alvarez served as General Merchandise Manager, Divisional Merchandise Manager and Head Watch Buyer for Mayors. Prior to joining Mayors in August 1989, Ms. Alvarez worked for Zale Corporation as a group store manager from 1987 to 1989.

John C. Orrico, age 49, is the Company’s Senior Vice President & Supply Chain Officer and has been with the Company since September 2003. In this role, Mr. Orrico is responsible for Product Development, Gemstone Operations, Manufacturing as well as the Central Watch Division. Before joining the Company and Mayors, Mr. Orrico was Group Vice President, Merchandising Supply Chain Operations at Tiffany & Co. Mr. Orrico spent 14 years at Tiffany & Co. where he developed its manufacturing and supply chain strategies and oversaw its operations.

Miranda Melfi, age, 42, has been the Company’s Group Vice President, Legal Affairs and Corporate Secretary since April 3, 2006. Prior to joining the Company, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

Agreements with Respect to Termination of Employment or a Change of Control

The Company has employment agreements with each of its executive officers, certain of which contain provisions that would apply in the event of a termination of employment (whether as a result of resignation, retirement, a change of control, etc.) or a change in responsibilities following a change of control.

Thomas A. Andruskevich

Thomas A. Andruskevich is employed by the Company, as well as by its subsidiary Mayors. Accordingly, the Company has two employment agreements with Mr. Andruskevich, one of which is through Birks and one of which is through Mayors.

Pursuant to his employment agreement with Birks, the Company may terminate Mr. Andruskevich’s employment with just and sufficient cause for such termination. If the Company desires not to renew the agreement, the Company must provide Mr. Andruskevich with notice 12 months prior to the end of the term of the agreement. In the event that the agreement terminates as a result of death or non-renewal of the agreement, Mr. Andruskevich is entitled to the base salary which shall have accrued to the date of such termination, any accrued but unpaid vacation pay, and any special net income bonus and performance bonus earned in connection with each year ending prior to the date of such termination, as well as pro-rated bonuses for the number of months in which services were rendered in the year of the termination. Additionally, after the non-renewal of the agreement by the Company, the Company will continue to pay Mr. Andruskevich his base salary for a period of up to 12 months after the end of his employment should Mr. Andruskevich be unable to find another suitable employment position. If the Company terminates Mr. Andruskevich’s employment without just and sufficient cause, Mr. Andruskevich will be entitled to compensation and benefits provided under the remainder of the term of the agreement. The agreement prohibits Mr. Andruskevich from competing with the Company in its business for or on behalf of any entity whose operations are located primarily in Canada for a period of up 12 months following the termination of the agreement by Mr. Andruskevich prior to the expiry of the term or a period terminating on December 31, 2008 following the non-renewal of the agreement by either Mr. Andruskevich or the Company upon expiry of the term.

Pursuant to his employment agreement with Mayors, which was last amended February 1, 2005, in the event Mr. Andruskevich’s employment is terminated without cause or if he resigns for good reason, he will receive his annual base salary and financial planning, health, and dental benefits until March 31, 2008, plus up to an additional 12 months if he is unable to find another suitable employment position. Mr. Andruskevich will also be entitled to a lump sum cash payment equal to the average annual bonus paid to him for any of the 3 fiscal years ending prior to the date of the resignation or termination multiplied by a fraction, the numerator of which is the number of days from the date of resignation or termination until the end of the term, and the denominator of which is 365, plus a lump sum cash payment of $24,000 for disability and life insurance. In the event that Mr. Andruskevich’s employment is terminated for cause, as a result of a disability or due to his resignation without good reason, Mr. Andruskevich will receive his base salary through the date of resignation or termination, as well as all other unpaid amounts under any compensation plan or program and a pro rata amount of any cash bonus payable to him for the fiscal year in which resignation or termination occurs. In the event Mr. Andruskevich’s employment terminates as a result of his death, Mr. Andruskevich is entitled to get all the payments he is entitled to if his employment is terminated without cause or if he resigns for good reason as described above except the lump sum cash payment of $24,000 for disability and life insurance. The amendment prohibits Mr. Andruskevich from competing with Mayors in certain markets for a period of twelve months after the termination of the agreement. If Mr. Andruskevich’s employment is terminated without cause or if he resigns for good reason within the two year period following a change of control, Mr. Andruskevich will receive his annual base salary, annual bonus and financial planning, health, and dental benefits for the greater of two years or the unexpired portion of the term plus one year, and Mr. Andruskevich will also be entitled to certain bonus compensation and a lump sum cash payment of $24,000 for disability and life insurance.

Joseph A. Keifer, III

Mayors entered into an employment agreement with Joseph A. Keifer, III, effective October 1, 2002. The agreement allows Mayors to terminate Mr. Keifer with or without cause. In the event Mr. Keifer’s employment is terminated without cause or if he resigns for good reason, he will receive his annual base salary, financial planning, health, and dental benefits, and automobile allowance for six months following the date of his resignation or termination. Mr. Keifer is also entitled to a pro rata amount of any bonus compensation payable to him for that year. The agreement prohibits Mr. Keifer from competing with Mayors for a period of six months after the termination of the agreement.

Daisy Chin-Lor

Mayors entered into an employment agreement with Daisy S. Chin-Lor, effective April 1, 2005. The agreement allows Mayors to terminate Ms. Chin-Lor with or without cause. In the event Ms. Chin-Lor’s employment is terminated without cause or if she resigns within thirty (30) days of an event constituting good reason, she will be paid her salary through her termination date and all other unpaid amounts to which she is entitled under any compensation plan or program of the Company as well as a pro rata amount of any cash bonus payable to her for that fiscal year. Ms. Chin-Lor shall also receive six (6) months of salary continuation, the living allowance, and all health and dental programs (excluding life or disability programs) to which she was entitled to prior to termination. The agreement prohibits Ms. Chin-Lor from competing with Mayors for a period of six (6) months after the termination of the agreement.

Michael Rabinovitch

Mayors entered into an employment agreement with Michael Rabinovitch, effective August 1, 2005. Mayors may terminate the agreement at any time with or without cause. Mr. Rabinovitch may terminate the agreement by giving Mayors at least ninety-days written notice. If Mayors exercises its right to terminate Mr. Rabinovitch without cause, he will be paid his salary through his termination date, will receive the pro rata share of the bonus to which he would have been entitled for that fiscal year, and will receive his salary for an additional six months. The agreement prohibits Mr. Rabinovitch from competing with Mayors for a period of six months after the termination of the agreement.

Marc Weinstein

Mayors entered into an employment agreement with Marc Weinstein, effective October 26, 2001, and amended as of July 19, 2002 and March 31, 2003. The agreement allows Mayors to terminate Mr. Weinstein with or without cause. In the event Mr. Weinstein’s employment is terminated without cause, if he resigns for good reason or if Mayors fails to renew his employment agreement, he will receive his annual base salary, financial planning, health, and dental benefits, and automobile allowance for one year following the date of his resignation or termination. Mr. Weinstein is also entitled to reimbursement from Mayors for reasonable expenses incurred while seeking employment with another employer for one year following his termination or resignation, accelerated vesting of certain stock options, a pro rata amount of any bonus compensation payable to him for that year, and a lump sum cash payment of $10,000 for disability and life insurance. The agreement prohibits Mr. Weinstein from competing with Mayors for a period of one year after the termination of the agreement. If Mr. Weinstein’s employment is terminated within the two year period following a change of control, Mr. Weinstein will receive a severance payment equal to two times his annual base salary, financial planning, health, and dental benefits and automobile allowance for a period of two years. Mr. Weinstein will also be entitled to certain bonus compensation and a lump sum cash payment of $20,000 for disability and life insurance.

Randolph Dirth

Birks entered into an employment agreement with Randolph Dirth, effective July 1, 2004, which shall continue until June 30, 2006 unless terminated as provided for in the agreement or renewed by mutual agreement between the parties if the completion of the projects assigned to Mr. Dirth so require. The agreement allows Birks to terminate Mr. Dirth with or without cause. In the event Mr. Dirth’s employment is terminated without cause, he will receive a prior written notice of ninety (90) days or payment in lieu of the whole or part of the ninety (90) day notice. In the event that Mr. Dirth resigns or voluntarily leaves his employment, he shall provide Birks with a prior written notice of ninety (90) days.

Aida Alvarez

Mayors entered into an employment agreement with Aida Alvarez, effective May 10, 2001, and amended as of July 19, 2002. The agreement allows Mayors to terminate Ms. Alvarez with or without cause. In the event Ms. Alvarez’s employment is terminated without cause, if she resigns for good reason, or if Mayors fails to renew her employment agreement, she will receive her annual base salary, health and dental benefits, and automobile allowance for one year following the date of her resignation or termination. Ms. Alvarez is also entitled to reimbursement from Mayors for reasonable expenses incurred while seeking employment with another employer for one year following her termination or resignation, accelerated vesting of certain stock options, a pro rata amount of any bonus compensation payable to her for that year, and a lump sum cash payment of $10,000 for disability and life insurance. The agreement prohibits Ms. Alvarez from competing with Mayors for a period of one year after the termination of the agreement. If Ms. Alvarez’s employment is terminated within the two year period following a change of control, Ms. Alvarez will receive a severance payment equal to two times her annual base salary, health and dental benefits and automobile allowance for a period of two years. Ms. Alvarez will also be entitled to certain bonus compensation and a lump sum cash payment of $10,000 for disability and life insurance.

John C. Orrico

Mayors entered into an employment agreement with John C. Orrico, effective September 11, 2003. The agreement allows Mayors to terminate Mr. Orrico with or without cause. In the event Mr. Orrico’s employment is terminated without cause, written notice of termination must be provided at least ninety (90) days prior to the date of termination and Mr. Orrico shall receive only such compensation accrued through the date of termination including any benefits for which he is entitled. In the event that Mr. Orrico resigns for any reason and without cause, written notice of resignation must be provided at least ninety (90) days prior to the date of resignation. The agreement prohibits Mr. Orrico from competing with Mayors for a period of six (6) months after the termination of the agreement.

Miranda Melfi

Birks & Mayors entered into an employment agreement with Miranda Melfi, effective April 3, 2006. The agreement allows Birks & Mayors to terminate Ms. Melfi with or without cause. Ms. Melfi may terminate the agreement by giving us at least thirty (30) days written notice. If Birks & Mayors exercises its right to terminate Ms. Melfi without cause, she will be paid her salary through her termination date, will receive the pro rata share of the bonus to which she would have been entitled for that fiscal year, and will receive her salary for an additional period consisting of the greater of ninety days or such additional period that would be required in accordance with applicable law. The agreement prohibits Ms. Melfi from competing with Birks & Mayors for a period of time during which her salary is continued but for no more than 6 months from the termination date.

Summary Compensation Table

The following table sets forth all compensation paid by the Company and, where applicable, aggregated with any amounts paid by Mayors, to the Company’s Chief Executive Officer, Chief Financial Officer and its three other most highly compensated executive officers (the “named executive officers”) for its fiscal year 2005.

	Annual Compensation			Other Annual Compensation		Securities Underlying Options/SARs held at year-end (#)
Name and Principal Position	Salary		Bonus(1)
Thomas A. Andruskevich President, Chief Executive Officer, and a Director	$964,000		$1,130,743	$28,760	(2)(3)	862,212	(4)

Joseph A. Keifer, III Executive Vice President and Chief Operating Officer	$406,250		$183,364	$25,800	(5)	122,776	(6)

Daisy Chin-Lor Executive Vice President and Chief Marketing Officer	$250,000		$73,938	$61,800	(7)	4,347

Michael Rabinovitch Senior Vice President and Chief Financial Officer	$200,000	(8)	$124,100	$25,800	(5)	21,737

Randolph Dirth Senior Vice President, Merchandising	$275,000		$86,866	$35,300	(9)	10,000

We have a policy in place whereby the Company’s directors and executive officers can buy merchandise at below retail price.

(1)	This corresponds to the bonus earned during the year ended March 25, 2006, but not paid, except for $35,000 paid to Mr. Rabinovitch upon the completion of 90 days of employment.
(2)	Includes amounts paid for life insurance, financial services and retirement benefit contributions. Mr. Andruskevich also receives non-taxable benefits including reimbursement for club memberships used for business purposes, a contribution for long-term disability benefits, reimbursement for an annual medical checkup and a contribution for medical, dental and life insurance.
(3)	Mr. Andruskevich resides in New Jersey but spends a significant amount of time working in Montreal, Canada and Tamarac, Florida in his capacity as President and Chief Executive Officer of Birks & Mayors and Mayors, respectively. Instead of reimbursing Mr. Andruskevich for hotel accommodation and car rental service in Montreal and Tamarac, we provide Mr. Andruskevich with the non-exclusive use of an apartment and an automobile in each location. The apartments and automobiles are made available to and utilized by other of the Company’s employees, customers and suppliers. We do not account for these expenses as compensation and we have been advised that they are not taxable as benefits to Mr. Andruskevich. Accordingly, the value of these items is not included in the table above.
(4)	Includes warrants to purchase 131,209 Class A voting shares.
(5)	Includes amounts paid for a car allowance and for miscellaneous retirement benefits and non-taxable benefits received including a contribution for medical, dental, life and disability insurance.
(6)	Includes warrants to purchase 48,110 Class A voting shares.
(7)	Includes amounts paid for a car allowance, housing allowance, miscellaneous retirement benefits and non-taxable benefits received including a contribution for medical, dental, life and disability insurance.
(8)	Salary represents service from August 1, 2005, the date of commencement of employment, to March 25, 2006.
(9)	Includes amounts paid for car leasing, maintenance, repairs, insurance and license and a housing allowance. He also receives non-taxable benefits including a contribution for medical, dental, life and disability insurance.

Option/SAR Grants and Exercise of Options

The following table sets forth each grant of options, SARs or warrants to the Company’s named executive officers during its fiscal year 2005.

Name	Securities under Options/SARS Granted (#)	% of Total Number of Options/SARs/ Warrants that were Granted to Employees During Fiscal Year 2005	Exercise Price/Share	Grant Date/ Expiration Date	Potential Realizable Values at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%($)	10%($)
Thomas A. Andruskevich	86,950	67.4%	$6.22	Aug. 9, 2005/ Aug. 9, 2015	331,627	848,411

Joseph A. Keifer, III	4,373	3.4%	$6.21	Nov. 15, 2005/ Nov. 15, 2022	39,246	119,277

Daisy Chin-Lor	4,347	3.4%	$6.22	Aug. 9, 2005/ Aug. 9, 2015	16,579	42,416

Michael Rabinovitch	21,737	16.9%	$6.22	Aug. 9, 2005/ Aug. 9, 2015	82,905	212,098

Randolph Dirth	—	—	—	—	—	—

The following table sets forth details regarding the exercise of options by named executive officers during the Company’s fiscal year 2005.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs/ Warrants at FY-End (#) Exercisable/Unexercisable	Value of Unexercised Options/SARs/Warrants at FY-End ($) Exercisable/Unexercisable
Thomas A. Andruskevich	—	—	775,262/86,950	1,133,293/0
Joseph A. Keifer, III	—	—	122,776/0	276,308/0
Daisy Chin-Lor	—	—	0/4,347	0/0
Michael Rabinovitch	—	—	0/21,737	0/0
Randolph Dirth	—	—	2,500/7,500	0/0

PROPOSAL 2:

APPROVAL OF THE COMPANY’S LONG-TERM INCENTIVE PLAN

In 2006, the Board of Directors adopted the Company’s Long-Term Incentive Plan (the “LTIP”) further to which the Company’s directors and officers, as well as the Company’s employees and consultants (or the employees and consultants of any of the Company’s subsidiaries) may from time-to-time be granted various types of compensation awards, as same are further described below. A total of 900,000 of the Company’s Class A voting shares are reserved for issuance under the LTIP. The Company’s adoption of the LTIP is subject to the approval of the Company’s shareholders at the Meeting. A majority of the votes of the shareholders present or represented by proxy at the Meeting is required for the approval of such matter. Abstentions will be considered as shares present and entitled to vote on this matter and will be counted as votes cast at the Meeting but will not be counted as votes cast for or against this matter. If approved by the Company’s shareholders at the Meeting, the LTIP will become effective on September 8, 2006.

On April 1, 2006, each member of the Company’s Board of Directors who was not an employee of the Company or any of its affiliates was granted 1,000 stock appreciation rights (SARs) pursuant to the LTIP, as such type of awards are further described below, at an exercise price of $6.12 per appreciation right. The foregoing grants are subject to the LTIP being approved by the Company’s shareholders at the Meeting.

The following description of the LTIP is qualified by reference to the complete text of the LTIP which is set forth in Appendix B to this Circular.

Plan Administration. The LTIP may be administered by different bodies with respect to different groups of employees and consultants. In general, the LTIP will be administered by the Company’s Board of Directors or a committee designated by the Board of Directors. The plan administrator has the sole authority to, among other things:

•	construe and interpret the LTIP and the awards made under the LTIP;

•	make rules and regulations relating to the administration of the LTIP;

•	select grantees and make awards; and

•	establish the terms and conditions of grants and awards.

Eligibility. Any director, officer, employee or consultant selected by the administrator is eligible for any type of award provided for under the LTIP, except that incentive stock options may not be granted to consultants. The selection of the grantees and the nature and size of grants and awards will be wholly within the discretion of the administrator. A grantee must be an employee or consultant of the Company, its parent or one of its subsidiaries continuously from the date a grant is made through the date of payment or settlement thereof, unless otherwise provided by the applicable award.

Awards. The LTIP provides for the grant of incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), and non-statutory options, stock appreciation rights, restricted stock awards, restricted stock units and performance unit or share awards, as such terms are defined in the LTIP.

Shares Subject to the Long-Term Incentive Plan. The LTIP authorizes the issuance of 900,000 of the Company’s Class A voting shares. If any Class A voting shares subject to any award under the LTIP are forfeited or the award otherwise terminates without the issuance of such Class A voting shares, those Class A voting shares will again be available for grant under the LTIP. Likewise, Class A voting shares that are tendered to the Company by a participant as full or partial payment of the exercise price of any stock option granted under the LTIP or in payment of any withholding tax incurred in connection with any award under the LTIP shall be available for issuance under the LTIP.

The Class A voting shares issued under the LTIP will consist of treasury or authorized but unissued Class A voting shares.

In no event can the Company issue Class A voting shares or awards requiring the Company to issue Class A voting shares under the LTIP, if such issuance, when combined with the Class A voting shares issuable under any of the Company’s other equity incentive award plans and all other Class A voting shares issuable under the LTIP would exceed 1,304,025 Class A voting shares, unless the issuance of such shares or awards in excess of this limit is approved by the shareholders. This limit shall not restrict however, the Company’s ability to issue awards under the LTIP that are payable other than in shares, including cash-settlement stock appreciation rights.

Adjustments. In the event of a stock dividend, stock split, reverse stock split, combination or reclassification or similar transaction or other change in corporate structure affecting the Company’s Class A voting shares, adjustments will be made to the LTIP, including the maximum number of Class A voting shares subject to the LTIP and the other numerical limitations set forth herein.

Options. Options to purchase Class A voting shares may be granted under the LTIP, either alone or in addition to other awards and for no consideration or for such consideration as the administrator may determine or as may be required by applicable law. A stock option may be granted in the form of an incentive stock option or a non-qualified stock option.

The price at which a share may be purchased under an option will be determined by the administrator, but for an incentive stock option the price may not be less than the fair market value of a Class A voting share of the Company on the date the option is granted as defined in the LTIP. The LTIP permits the administrator to establish the term of each option, but no option will be exercisable after 10 years from the grant date of the option. Options will be exercisable at such time or times as determined by the administrator at or subsequent to the grant.

The amount of incentive stock options vesting in a particular year cannot exceed $100,000 per participant (or if greater, the maximum amount permitted under Section 422 of the Code), determined using the aggregate fair market value of the Class A voting shares subject to such options on the date of grant.

SARs. Stock appreciation rights entitle a participant to receive upon exercise an amount equal to the number of Class A voting shares subject to the award multiplied by all or a portion of the excess of the fair market value of Class A voting shares at the time of exercise over the exercise price of such stock appreciation right. Stock appreciation rights may be granted to grantees either alone or in addition to other awards and may, but need not, relate to a specific option.

A stock appreciation right related to an option, or the applicable portion thereof, will terminate and no longer be exercisable upon the termination or exercise of the related option. Any option related to a stock appreciation right that is exercised will cease to be exercisable to the extent the related stock appreciation right has been exercised.

Restricted Stock. Restricted stock awards may be issued to grantees, for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other awards granted under the LTIP. Restricted stock awards may be performance based or non-performance based. No restricted stock awards will be granted to employees who are resident of Canada under the Income Tax Act (Canada) (the “ITA”) or a tax convention to which Canada is a party.

Restricted Stock Units. Restricted stock units may be issued to grantees, for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other awards granted under the LTIP. Restricted stock awards may be performance based or non-performance based. Restricted stock awards may be granted to employees who are resident of Canada under the ITA or a tax convention to which Canada is a party provided certain conditions are met in the award agreement.

Performance Awards. Performance-based awards may be issued to grantees, for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other awards granted under the LTIP. The performance criteria to be achieved during a performance period, as defined in the LTIP, and the length of such performance period will be determined by the administrator. Performance awards may be granted to employees who are resident of Canada under the ITA or a tax convention to which Canada is a party provided certain conditions are met in the award agreement.

With certain exceptions, performance awards will be distributed only after the end of the relevant performance period. Performance awards may be paid in cash, Class A voting shares or any combination thereof, in the sole discretion of the administrator.

Change in Control. In the event of a change in control of the Company, the administrator, at its sole discretion, may determine that all outstanding awards will become fully and immediately exercisable and vested.

In the event of the Company’s dissolution or liquidation, the administrator may, at its sole discretion, declare that any stock option or stock appreciation right shall terminate as of a date fixed by the administrator and give the grantee the right to exercise such option or stock appreciation right.

In the event of a merger or asset sale or other change in control, as defined by the LTIP, the administrator may, in its sole discretion, take any of the following actions or any other action the administrator deems to be fair to the holders of the awards:

•	provide that all outstanding awards upon the consummation of such a merger or sale shall be assumed by, or an equivalent option or right shall be substituted by, the successor corporation or parent or subsidiary of such successor corporation;

•	prior to the occurrence of the change in control, provide that all outstanding awards to the extent they are exercisable and vested shall be terminated in exchange for a cash payment equal to the change in control price; or

•	prior to the occurrence of the change in control, provide for the grantee to have the right to exercise the award as to all or a portion of the covered stock, including, if so determined by the administrator, in its sole discretion, shares as to which it would not otherwise be exercisable.

The Company’s Board of Directors recommends that all shareholders vote “FOR” the approval of the proposed LTIP.

If the LTIP is not approved by the Company’s shareholders at the Meeting, the Board of Directors will consider other alternatives available with respect to performance based compensation.

PROPOSAL 3:

APPROVAL OF THE COMPANY’S EMPLOYEE STOCK PURCHASE PLAN

In 2006, the Board of Directors adopted the Company’s Employee Stock Purchase Plan set forth in Appendix C to this Circular (“ESPP”). Pursuant to the ESPP, eligible employees, which do not include the Company’s executives, may from time to time be given the opportunity to purchase Class A voting shares from the Company at 85% of their fair market value through regular payroll deductions. A total of 100,000 of the Company’s Class A voting shares are reserved for issuance under the ESPP. Subject to the ESPP being approved by its shareholders at the Meeting, certain of the Company’s employees have already commenced making payroll deductions in order to purchase up to an aggregate of 100,000 of the Company’s Class A voting shares from the Company at 85% of their fair market value in accordance with the terms and conditions of the ESPP. The Company’s adoption of the ESPP is subject to the approval of the Company’s shareholders at the Meeting. A majority of the votes of the shareholders present or represented by proxy at the Meeting is required for the approval of such matter. Abstentions will be considered as shares present and entitled to vote on this matter and will be counted as votes cast at the Meeting but will not be counted as votes cast for or against this matter. If approved by the Company’s shareholders at the Meeting, the ESPP will become effective on September 8, 2006.

The Company’s Board of Directors recommends that all shareholders vote “FOR” the approval of the proposed ESPP.

If the ESPP is not approved by the Company’s shareholders at the Meeting, the Board of Directors will consider other alternatives available with respect to performance based compensation.

Description of Other Equity Incentive Plans

Birks’ Employee Stock Option Plan

Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (the “Birks ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of its business. The Birks ESOP was amended as of June 20, 2000. Effective as of November 15, 2005, no awards will be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of June 30, 2006 there were 162,637 Class A voting shares underlying options granted under the Birks ESOP. The options outstanding under the Birks ESOP have a weighted average exercise price of $6.66.

Mayors’ Long-Term Incentive Plan

In fiscal 2004, Mayors adopted a LTIP (the “Mayors LTIP”) to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Mayors’ business. Effective as of November 15, 2005, no further awards will be granted under the Mayors LTIP. However, the Mayors LTIP will remain effective until the outstanding awards thereunder terminate or expire by their terms. As of June 30, 2006 there were 113,034 Class A voting shares underlying options granted under the Mayors LTIP. The awards outstanding under the Mayors LTIP have a weighted average exercise price of $6.21.

Mayors 1991 Stock Option Plan

Mayors also adopted a stock option plan in 1991, in order to make option awards to key employees and directors. Effective as of November 15, 2005, no further awards will be granted under this plan. However, this plan will remain effective until the outstanding awards thereunder terminate or expire by their terms. As of

June 30, 2006, there were 356,210 Class A voting shares underlying options granted under this plan. The options outstanding under these plans have a weighted average exercise price of $13.82.

The following table provides information as of March 25, 2006 about Class A voting shares to be issued upon the exercise of options and rights under Birks’ Employee Stock Option Plan, the Mayors Long-Term Incentive Plan, the Mayors 1991 Stock Option Plan, and through other agreements:

	(A)		(B)	(C)
Plan Category	Number of Securities to be issued upon Exercise of Outstanding Options, Warrants and Rights		Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity Compensation plans approved by shareholders	645,871		$10.54	1,000,000
Other equity compensation agreements	1,054,660	(1)(2)	$4.69	0
Total	1,700,531		$6.91	1,000,000

(1)	The Company has entered into separate agreements to issue stock options to certain directors and executive officers. The stock options were granted in 1998, 1999 and 2004 at exercise prices ranging from Cdn$6.00 to Cdn$7.73 per share. These options expire over a period of ten years from the grant date.
(2)	Includes 382,693 warrants to purchase Class A voting shares, which warrants were originally issued by Mayors to Birks in connection with Birks’ acquisition of a controlling interest in Mayors in 2002 and were later granted by Birks to six current or former employees of Birks or its affiliates who were, or later became employees of or provided services to Mayors. Those individuals include Mr. Andruskevich (131,209 warrants), Mr. Keifer (43,737) warrants), and others. The rights to receive these warrants were contingent upon fulfillment of certain time based employment vesting requirements at Birks. Such warrants have an exercise price of $3.34 per share. In connection with the merger, Mayors issued additional warrants to Mr. Keifer in exchange for the elimination of the anti-dilution provisions contained in the warrants.

Related Party Transactions

Gemstone and Diamond Supply Agreements

On February 10, 2006, the Company’s Board of Directors authorized the Company to purchase gemstones from Brazilian Emeralds, Inc. (“Brazilian Emeralds”) from time to time. Thomas A. Andruskevich, the Company’s President and Chief Executive Officer, is a non-controlling shareholder and director of Brazilian Emeralds. An internal committee of the Company, which will report to the Corporate Governance Committee twice per year, will approve purchases and monitor the competitiveness of Brazilian Emeralds’ prices. Thus, the Board of Directors approved a waiver of the Company’s Code of Conduct and Code of Ethics for Senior Financial Officers when it approved these purchases from Brazilian Emeralds. As of June 30, 2006, the Company had not purchased any products from Brazilian Emeralds.

On August 15, 2002, Birks entered into a Diamond Inventory Supply Agreement with Prime Investments SA and a series of conditional sale agreements with companies affiliated with Prime Investments SA pursuant to which Prime Investments SA or a related party is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2005, Birks purchased approximately $4.9 million of diamonds from Prime Investments SA and related parties. In addition, Birks purchased approximately $0.3 million of finished goods in fiscal 2005. Prime Investments SA beneficially owns 44% of the Company’s outstanding shares.

Management Consulting Agreement

On February 10, 2006, the Company’s Board of Directors, approved the Company entering into a Management Consulting Services Agreement with Iniziativa S.A. Under the agreement, Iniziativa is to provide advisory, management and corporate services to the Company for approximately $235,500 per quarter through the period ending March 31, 2007, plus out of pocket expenses. The initial term of the Agreement begins on April 1, 2006 and ends on March 31, 2007. The Agreement may be renewed for additional one year terms by the Company. Two of the Company’s directors, Filippo Recami and Dr. Lorenzo Rossi di Montelera, are affiliated with Iniziativa. Iniziativa is the controlling shareholder of the Company. Mr. Recami is the Chief Executive Officer of Iniziativa and Dr. Rossi is Chairman of the Board of Iniziativa and shares joint voting control over the majority of the shares of Iniziativa. The Company’s Board of Directors waived the Company’s Code of Conduct relating to related party transactions when the Board of Directors approved the Company’s entering into the agreement with Iniziativa.

Also, on February 10, 2006, the Company’s Board of Directors approved the Company entering into a consulting arrangement with Mariangela Federighi. Ms. Federighi will provide a maximum of 500 hours of consulting services, at a rate of Cdn$30 per hour, over a one-year term. The Company will reimburse Ms. Federighi for reasonable expenses incurred in the fulfillment of her consulting services. Ms. Federighi is the daughter-in-law of Dr. Rossi, who is the Company’s Chairman of the Board and controlling shareholder. The Company’s Board of Directors, on February 10, 2006, approved a waiver of the Company’s Code of Conduct in allowing Ms. Federighi to provide the Company her consulting services.

Arrangements with Directors

On April 23, 2004, four of the Company’s directors, Lorenzo Rossi di Montelera, Peter R. O’Brien, Shirley A. Dawe and Margherita Oberti, and one former director, Rosamond Ivey, were each awarded 5,000 options to purchase the Company’s stock in lieu of directors’ fees and fees for attending committee meetings. On July 9, 2005, Ms. Dawe relinquished the 5,000 options and received as consideration a cash payment in respect of directors’ fees (Cdn$15,000) and committee fees (Cdn$4,000) for the year ending March 26, 2005.

The Company retains Pheidias Project Management and Oberti Architectural & Urban Design for project management and architectural services. Pheidias Project Management and Oberti Architectural have been involved in almost all renovations and the Company’s new stores since 1993, as well as in the renovation of the Company’s executive offices. The principal of Pheidias Project Management and Oberti Architectural is the spouse of Margherita Oberti, one of the Company’s directors. For fiscal 2005, Pheidias Project Management and Oberti Architectural & Urban Design as project managers and architects charged the Company approximately $532,000 for services rendered.

On a continuing basis, the Company receives Canadian legal services from the law firm Stikeman Elliott LLP, of which Peter R. O’Brien, was, until December 31, 2005, a senior partner. Peter R. O’Brien is a director of the Company. For fiscal 2005, Stikeman Elliott LLP charged the Company approximately $373,000 for services rendered and expenses that it had incurred.

Separation Agreement

On January 18, 2005, Birks & Mayors and John D. Ball, the Company’s former Senior Vice President and Chief Financial Officer and Chief Administrative Officer, entered into a Separation Agreement. Under the terms of the agreement, John D. Ball benefited from a six-and-a-half month working notice period during which he continued to be a Birks employee and continued to receive his salary and benefits. In addition, the Company repurchased 8,093 Class A voting shares that Mr. Ball beneficially owned, at Cdn$10.00 a share. All of Mr. Ball’s stock options vested on March 25, 2005. On May 12, 2005, Mr. Ball and Birks entered into an agreement whereby Birks recommended that Mayors repurchase Mr. Ball’s 501,348 warrants to purchase Mayors common stock for a price of US$150,000. Upon payment, Mr. Ball waived certain rights that he had or may have had including payout of salary after July 1, 2005 otherwise due under his January 18, 2005 agreement. On May 26, 2005, Mayors entered into a Warrant Redemption Agreement with Mr. Ball. Under the terms and conditions of the agreement, Mayors agreed to repurchase all of Mr. Ball’s warrants to purchase common stock of Mayors for US$150,000. Additionally, Mr. Ball agreed to release Mayors from any and all claims arising from or related to the warrants. In connection with the purchase of the warrants, Mayors received a waiver from its lenders under the Mayors facility then in place.

Convertible Notes

On August 20, 2002, Henry Birks & Sons Holdings Inc. issued a convertible note of $2.5 million to Iniziativa secured by its investment in Mayors capital stock. The note was non-interest bearing until September 29, 2007 and bore 6.0% interest per annum thereafter, payable on the principal repayment dates. The convertible note was convertible into common shares of Birks, at the option of the holder. On March 14, 2005, the convertible note was cancelled, and we issued a new convertible note to Iniziativa. The new convertible note had the same terms and conditions as the cancelled convertible note except that the new convertible note issued to Iniziativa bears 0.25% interest per annum from the date of issuance until September 29, 2007 and is convertible into 504,876 Class B multiple voting shares. Pursuant to the merger, this convertible note was converted into Class B multiple voting shares.

On September 30, 2002, Birks issued a convertible note of $2.5 million to Prime Investments SA secured by its investment in Mayors capital stock. The note was non-interest bearing until September 29, 2007 and bore 6.0% interest per annum thereafter, payable on the principal repayment dates. The convertible note issued to Prime Investments SA was, pursuant to an amendment made on March 14, 2005, convertible into 512,015 Class A voting shares, at the option of the holder. Pursuant to the merger, this convertible note was converted into Class A voting shares.

Loans from Iniziativa

Iniziativa issued us a loan pursuant to a loan agreement, dated as of February 16, 2004, as amended as of February 23, 2004, for Cdn$2.5 million. The loan was secured by an interest in Birks’ moveable property. It was subordinated and bore net interest, after withholding taxes, of 12.0% per annum until September 2005, and increased to 14.0% per annum thereafter. The loan was pre-payable by the Company without penalty, but principal and interest was repayable only if authorized by GMAC. The loan was completely repaid by the Company on January 19, 2006.

On March 1, 2002, Regaluxe also issued Birks a loan for Cdn$823,695, to be repaid in four annual tranches of Cdn$205,924, and bearing interest, payable semi-annually, at a rate of 3.55% per annum. The loan was completely repaid in 2006.

Letter of Credit from Iniziativa

On May 19, 2005, Iniziativa issued a $370,279 (Cdn$450,000) letter of credit to Investissement Québec (formerly, la Financière du Québec) on Birks’ behalf. The letter of credit is a required security for the Company’s term loan from Investissement Québec bearing interest at an annual rate of prime plus 1.5%, repayable to June 2010 in 84 equal monthly capital repayments of $44,100 (Cdn$53,600), secured by the Company’s assets (in addition to the letter of credit). The letter of credit expires on May 19, 2007 and requires renewal on an annual basis during the term of the loan.

PROPOSAL 4:

APPOINTMENT AND REMUNERATION OF THE COMPANY’S AUDITORS

The firm of KPMG LLP has served as the Company’s independent auditors since January 25, 2000. Mayors engaged KPMG LLP as its independent auditors effective November 6, 2003, and most recently prior to such time, Mayors’ independent auditors had been Deloitte & Touche LLP.

KPMG LLP has been recommended for re-appointment as the Company’s auditors by its Audit Committee and will be nominated for re-appointment as its auditors to hold office until the next annual meeting of shareholders at such remuneration as may be fixed by its Board of Directors. A majority of the votes of the shareholders present or represented by proxy at the Meeting is required for the approval of such matter. Abstentions will be considered as shares present and entitled to vote on this matter and will be counted as votes cast at the Meeting but will not be counted as votes cast for or against this matter. Representatives of KPMG LLP will be present at the Meeting and will have an opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

The Company’s Board of Directors recommends that all shareholders vote “FOR” the approval of the appointment of KPMG LLP as its independent auditors.

Except as otherwise set out under the heading “Related Party Transactions” commencing at page 23 of this Circular, the Company’s management is unaware of any material interest of any of its directors or officers, of any management nominee for election as a director or of any person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the voting rights attached to all of the Company’s shares, or any associate or affiliate of any such person, in any transaction since the beginning of its last completed fiscal year or in any proposed transactions that have materially affected or will materially affect the Company or any of its affiliates.

Approval of Directors

The contents and the sending of this Circular have been approved by the Company’s Board of Directors.

Miranda Melfi
Group Vice President, Legal Affairs &
Corporate Secretary

Montreal, Québec – July 19, 2006

APPENDIX A

BIRKS & MAYORS INC.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

CHARTER

I. PURPOSE

The primary purpose of the Audit Committee (the “Committee”) of Birks & Mayors Inc. (the “Corporation”) is to provide assistance to the Board of Directors (the “Board”) in fulfilling their oversight responsibility relating to: (1) the accounting and financial reporting process and the internal control system of the Corporation, (2) the quality and integrity of the Corporation’s financial statements, (3) the Corporation’s compliance with legal and regulatory requirements, (4) the independent accountants’ qualifications and independence and (5) the performance of the Corporation’s internal audit function and independent accountants.

In addition to the primary purpose of the Committee as set forth above and the responsibilities and authority vested in the Audit Committee under Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Committee’s primary duties and responsibilities are to:

•	Ensure its receipt from the outside auditors of a formal written statement delineating all relationships between such auditor and the Corporation, consistent with the Independence Standards Board Standard 1.

•	Actively engage in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the outside auditor.

•	Oversee that management has established and maintained processes to assure compliance by the Corporation with all applicable laws and regulations and corporate policy that relate to the Corporation’s financial statements and recommend that the Board take such action relative to such processes as it deems appropriate.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter.

II. COMPOSITION

The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent as defined in accordance with the Section 121A of the Rules of the American Stock Exchange (the “Exchange”) (or any similar rule of any such exchange on which the Corporation’s stock shall be listed in the future), Rule 10A-3 under the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Act”) and the rules promulgated thereunder. Each member shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

All members of the Committee shall at the time of appointment have a working familiarity with basic finance and accounting practices and an ability to read and understand fundamental financial statements, including a company’s balance sheets, income statement, and cash flow statement. At least one member of the Committee shall be an “audit committee financial expert”, as defined by SEC rules, and shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities, or an active participant on one or more public company audit committees. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

Committee members shall not serve on more than three audit committees of public companies simultaneously unless the Board determines that it does not believe that such service would impair the member’s ability to effectively serve on the Committee.

The members of the Committee shall be elected by the Board at the annual meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership. The Committee may form and delegate authority to subcommittees comprised of one or more members, including the authority to grant pre-approvals of audit and non-audit services, provided that decisions of such subcommittees to grant pre-approvals shall be presented to the full Committee at its next scheduled meeting.

III. MEETINGS

A majority of the Committee shall constitute a quorum, and the actions of a majority of the members of the Committee present at any meeting at which a quorum is present, or actions unanimously adopted in writing without holding a meeting, shall be the acts of the Committee. The Chair of the Committee shall report to the Board of Directors following the meetings of the Committee. The Committee may ask members of management or others to attend any meetings and provide pertinent information as necessary. The Committee shall meet at least quarterly or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee shall meet at least annually with management, the director of the internal auditing department and the independent accountants in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee should meet with the independent accountants and management periodically to review the Corporation’s financials consistent with IV.4. below.

IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Committee shall:

DOCUMENTS/REPORTS REVIEW

1.	Review and reassess the adequacy of this Charter, and if necessary, update this Charter, on at least an annual basis or more frequently as conditions dictate.

2.	Review and comment upon the Corporation’s annual financial statements and any reports or other financial information submitted to any governmental body or the public, including the internal control report to be included in the Corporation’s annual report in accordance with the Act and rules promulgated thereunder, as well as any certification, report, opinion, or review rendered by the independent accountants.

3.	Review the regular internal reports to management prepared by the internal auditing department and management’s responses.

4.	Review with financial management and the independent accountants the Forms 6-K and 20-F and earnings press releases and earnings guidance provided to analysts and ratings agencies prior to filing or prior to the release of earnings.

5.	Conduct or authorize investigations into any matters within the Committee’s scope of responsibility.

6.	Retain and determine appropriate funding needed by the Committee for payment of: (1) compensation to the independent accountants engaged for the purpose of preparing or issuing audit reports or performing other audit, review, or attest services for the Corporation; (2) compensation to any advisers employed by the Committee; and (3) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties, including the conduct of any investigation, or to discuss matters that may have a significant impact on the Corporation, including those matters that may affect its financial reporting, auditing procedures, or compliance policies and programs.

INDEPENDENT ACCOUNTANTS

7.	Select and retain, evaluate, oversee, determine appropriate funding for and where appropriate discharge and replace the Corporation’s independent accountants engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation (or nominate the independent accountant to be proposed for stockholder ratification in any proxy statement), considering independence and effectiveness. The independent accountant must report directly to the Committee.

8.	Confirm that the independent accountants satisfy the auditing, quality control, ethics and independence requirements of the Act (and of the accounting board created pursuant to the Act), the rules of the Commission and, if applicable, the rules of the Exchange).

9.	On an annual basis, obtain from the independent accountants a formal written statement delineating all relationships between the independent accountant and the Corporation, consistent with Independence Standards Board Standard 1, and review and discuss with the accountants all significant relationships the independent accountants have with the Corporation to determine the accountant’s independence.

10.	Actively engage in dialogue with the independent accountants with respect to any disclosed relationships or services that may affect the objectivity and independence of the accountants and take, or recommend that the full Board take, appropriate action to oversee the independence of the independent accountants.

11.	Periodically consult with the independent accountants out of the presence of management about internal controls and the fullness and accuracy of the Corporation’s financial statements.

12.	Ensure that the independent accountants do not provide to the Corporation any non-audit services, the provision or receipt of which is prohibited by the Act or the rules of the Commission under the Act.

13.	Approve in writing in advance any provision by the independent accountants to the Corporation of any non-audit services the provision of which is not prohibited by the Act or the rules of the Commission under the Act. The Committee does not have to pre-approve non-audit services provided that (i) the fees for all such services do not aggregate to more than five percent of total fees paid by the Corporation to the independent accountants in the fiscal year when services are provided; (ii) such services were not recognized as non-audit services at that time of engagement; and (iii) such services are promptly brought to the attention of the Committee and approved by the Committee prior to the completion of the audit.

14.	At least annually, obtain and review a report by the independent accountants describing (i) their firm’s internal quality control procedures; and (ii) any material issues raised by the most recent internal quality control review, or peer review, of their firm, or by any inquiry or investigation by governmental or professional authorities, within the last five years, respecting one or more independent audits carried out by the firm, and any steps taken to address any such issues.

15.	Meet with the independent accountants and discuss the role of the Committee, the fact that the independent accountants report to the Committee, and the form and content of the report to be delivered to the Committee.

16.	Set policies for the hiring by the Corporation of employees or former employees of the independent accountants.

17.	The Committee shall determine that the independent accountants have a process in place to address the rotation of the lead audit partner and other audit partners serving the account as required under the SEC independence rules.

FINANCIAL REPORTING PROCESSES

18.	In consultation with the independent accountants and the internal auditors, review the scope of the audit and the integrity of the Corporation’s financial reporting processes, both internal and external.

19.	Consider the independent accountants’ judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting.

20.	Consider and recommend for approval, or if appropriate, approve, major changes to the Corporation’s auditing and accounting principles and practices as suggested by the independent accountants, management or the internal auditing department.

21.	Discuss with management, the internal auditors, and the independent accountants (1) management’s process for evaluating its disclosure controls and procedures and (2) any changes in internal control over financial reporting.

PROCESS IMPROVEMENT

22.	Establish regular and separate systems of reporting to the Committee by each of management, the independent accountants and the internal auditors regarding any significant judgments made in preparation of the financial statements and the view of each as to appropriateness of such judgments.

23.	Following completion of the annual audit, review separately with each of management, the independent accountants and the internal auditing department any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

24.	Review any significant disagreement among management and the independent accountants or the internal auditing department in connection with the preparation of the financial statements.

25.	Review with the independent accountants, the internal auditing department and management the extent to which changes or improvements to financial or accounting practices, as approved by the Committee, have been implemented.

26.	Establish procedures for receiving, retaining and responding to complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters. Such procedures are attached hereto as Exhibit A.

ETHICAL AND LEGAL COMPLIANCE

27.	Ensure that management has the proper review system in place to ensure that the Corporation’s financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

28.	Review the Corporation’s policies with respect to risk assessment and risk management, including the risk of fraud. Discuss any major financial risk exposures and the steps management has taken to monitor and control such exposures.

29.	The Committee shall review the Corporation’s compliance and ethics programs, including consideration of legal and regulatory requirements, and shall review with management its periodic evaluation of the effectiveness of such programs. The Committee shall review the Corporation’s code of conduct and programs that management has established to monitor compliance with such code. The Committee shall receive any corporate attorneys’ reports of evidence of a material violation of securities laws or breaches of fiduciary duty by the Corporation.

30.	Review proposed significant, complex, and/or unusual transactions, the business rationale, approval, and monitoring of such transactions, and their effect on the financial statements.

31.	Review activities, organizational structure, and qualifications of the internal audit department.

32.	Perform an evaluation of its performance at least annually to determine whether the Committee is functioning effectively.

33.	Review, with the organization’s counsel, any legal matters, that could have a significant impact on matters within the scope of the Committee.

34.	Perform any other activities consistent with this Charter, the Corporation’s By-laws and governing law, as the Committee or the Board deem necessary or appropriate.

The Committee shall have unrestricted access to the Corporation’s personnel and documents and will be given the resources necessary to operate under this Charter as determined by the Committee, including the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties.

V. LIMITATION ON THE COMMITTEE’S ROLE

Although the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations, which is the responsibility of management and the independent accountant.

Exhibit A

BIRKS & MAYORS INC.

PROCEDURES FOR COMPLAINTS AND CONCERNS REGARDING

ACCOUNTING, INTERNAL ACCOUNTING CONTROLS,

AND AUDITING MATTERS

The Audit Committee of the Board of Directors (the “Audit Committee”) of Birsk & Mayors Inc. (the “Company”) has established the procedures set forth below for the receipt, retention, and treatment of complaints received by the Company regarding accounting matters, internal accounting controls, or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

1.    Statement of Policy.

It is the policy of the Company to encourage any person who has a reasonable basis for a complaint or concern regarding Company accounting matters, internal accounting controls, or auditing matters to promptly submit that complaint or concern to the Audit Committee.

2.    Submission of Complaints.

Any person (“Complainant”) who has a complaint or concern (a “Complaint”) regarding the Company’s accounting, internal accounting controls, or auditing matters, may submit a Complaint by phone to ALERTLINE at (800) 93ALERT.

Alertline, an independent third party, will monitor the submissions and forward them to the Audit Committee. The Complainant should provide as much detailed information as possible to assist with any investigation. In this regard, the Company encourages Complainants to provide their contact information, but the Complainant may instead submit a Complaint on an anonymous basis. If a Complaint is not submitted anonymously, the Company will protect the Complainant’s confidentiality from unnecessary disclosure. The Complainant can file a Complaint without fear of reprisal or retaliation, unless the Complainant knowingly files a false Complaint.

3.    Treatment of and Response to Complaints.

After the Audit Committee or one of its members receives a Complaint, the Audit Committee shall appoint an investigating officer (the “Investigating Officer”) to promptly review the Complaint and conduct an investigation of the allegations contained therein. The Investigating Officer shall be authorized to take any and all action reasonably necessary to conduct a thorough investigation, including without limitation, conferring with the entire Audit Committee, consulting with the Company’s independent auditors and seeking advice from outside counsel. The Investigating Officer shall present his or her findings and recommendations to the Audit Committee. The Audit Committee shall then determine what corrective action, if any, will be taken with respect to the Complaint based on the findings and recommendations of the Investigating Officer.

4.    Retention of Complaints.

The Audit Committee shall maintain a record of every Complaint submitted to it in accordance with these procedures. The record of submissions by employees will be confidential.

5.    Distribution of Procedures.

A copy of these procedures shall be distributed to all employees of the Company and shall be included in the Company’s employee handbook.

APPENDIX B

BIRKS & MAYORS INC.

LONG-TERM INCENTIVE PLAN

1. Purposes of the Plan.

The purposes of this Long-Term Incentive Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants, and to promote the success of the Company’s business. Awards granted under the Plan may be Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock Awards, Restricted Stock Units, Performance Units, Performance Shares or Stock Appreciation Rights.

2. Definitions. As used herein, the following definitions shall apply:

(a) “Administrator” means the Board or any Committee or Officer as shall be administering the Plan, in accordance with Section 4 of the Plan.

(b) “Applicable Law” means the legal requirements relating to the administration of the Plan under applicable federal, state, local and foreign corporate, tax and securities laws, and the rules and requirements of any stock exchange or quotation system on which the Shares are listed or quoted.

(c) “Award” means an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit, Performance Unit or Performance Share granted under the Plan.

(d) “Award Agreement” means a written agreement by which an Award is evidenced.

(e) “Board” means the Board of Directors of the Company.

(f) “Change in Control” means the happening of any of the following:

i) When any “person”, as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, a Subsidiary or a Company employee benefit plan, including any trustee of such plan acting as trustee, or any person or affiliate of such person who beneficially owns on the date of adoption of this Plan securities of the Company representing 50 percent or more of the combined voting power of the Company), is or becomes the “beneficial owner” (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50 percent or more of the combined voting power of the Company’s then outstanding securities (provided, however, that for purposes of this paragraph (i), a Change in Control shall not result from the transfer of securities of the Company by any individual (the “Transferor”) to any other individual described in section 5(h)(iii)(A) of this Plan (“Family Member”), or to a trust in which the Transferor and his or her Family Members own more than 50 percent of the beneficial interests or to an entity in which the Transferor and his or her Family Members own more than 50 percent of the combined voting power); or

ii) The closing of the sale of all or substantially all of the assets of the Company or the merger of the Company with or into another corporation; provided, however, that a sale of assets to or a merger with or into any person that beneficially owns on the date of adoption of this Plan securities of the Company representing 50% or more of the total combined voting power of the Company, or a sale of assets to or merger with or into any affiliate of such person, shall not constitute a Change in Control.

(g) “Change in Control Price” means, as determined by the Board,

i) the highest Fair Market Value of a Share within the 60-day period immediately preceding the date of determination of the Change in Control Price by the Board (the “60-Day Period”), or

ii) the highest price paid or offered per Share, as determined by the Board, in any bona fide transaction or bona fide offer related to the Change in Control of the Company, at any time within the 60-Day Period, or

iii) some lower price as the Board, in its discretion, determines to be a reasonable estimate of the fair market value of a Share.

(h) “Code” means the Internal Revenue Code of 1986, as amended.

(i) “Committee” means a committee appointed by the Board in accordance with Section 4 of the Plan and constituted to satisfy Applicable Law.

(j) “Company” means Birks & Mayors Inc., a corporation currently existing under the Canada Business Corporations Act, R.S.C., 1985, chapter C-44.

(k) “Consultant” means a person, other than an Employee or an Officer of the Company or a Parent or a Subsidiary of the Company that (a) is engaged to provide services to the Company that (a) is engaged to provide services to the Company or a Subsidiary of the Company, other than services provided in relation to a distribution of securities, (b) provides the services under a written contract with the Company or a Subsidiary of the Company, and (c) spends or will spend a significant amount of time and attention on the affairs and business of the Company or a Subsidiary of the Company; and the definition of Consultant above includes, for an individual consultant, a corporation of which the individual consultant is an employee or a shareholder, and a partnership of which the individual consultant is an employee or a partner. A non-Employee Director who is paid only a director’s fee by the Company or who is compensated by the Company for his or her services as a non-Employee Director shall be deemed to meet the definition of Consultant for the purposes of this Plan whether or not the other criteria above is met and, in addition, as used herein, “consulting relationship” shall be deemed to include services by a non-Employee Director.

(l) “Continuous Status as an Employee or Consultant” means that the employment or consulting relationship is not interrupted or terminated. Continuous Status as an Employee or Consultant shall not be considered interrupted in the case of (i) any leave of absence approved in writing by the Board, an Officer, or a person designated in writing by the Board or an Officer as authorized to approve a leave of absence, including sick leave, military leave, or any other personal leave; provided, however, that for purposes of Incentive Stock Options, any such leave may not exceed 90 days, unless reemployment upon the expiration of such leave is guaranteed by contract (including certain Company policies) or statute, or (ii) transfers between locations of the Company or between the Company, a Parent, a Subsidiary or successor of the Company; or (iii) a change in the status of the Grantee from Employee to Consultant or from Consultant to Employee.

(m) “Covered Shares” means the Shares subject to an Award.

(n) “Date of Grant” means the date on which the Administrator makes the determination granting the Award, or such other later date as is determined by the Administrator. Notice of the determination shall be provided to each Grantee within a reasonable time after the Date of Grant.

(o) “Date of Termination” means the date on which a Grantee’s Continuous Status as an Employee or Consultant terminates.

(p) “Director” means a member of the Board.

(q) “Disability” means total and permanent disability as defined in Section 22(e)(3) of the Code.

(r) “Employee” means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director’s fee by the Company shall be sufficient to constitute “employment” by the Company. Notwithstanding the foregoing, no person shall be considered an Employee under the Plan unless such person is treated as an employee on the books and records of the Company, any Parent or any Subsidiary.

(s) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(t) “Fair Market Value” means, as of any date, the value of a Share determined as follows:

i) If the Shares are listed on an established stock exchange or a national market system, including, without limitation, the American Stock Exchange or the National Market System of the National

Association of Securities Dealers, Inc. Automated Quotation (“NASDAQ”) System, the Fair Market Value of a Share shall be the closing sales price for such a share as quoted on such system or exchange (or the exchange with the greatest volume of trading in Shares) on the last market trading day prior to the day of determination on which the Shares were traded, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

ii) If the Shares are not quoted on the American Stock Exchange but are quoted on the NASDAQ System (but not on the National Market System thereof) or are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

iii) In the absence of an established market for the Shares, the Fair Market Value of a Share shall be determined in good faith by the Administrator.

(u) “Grantee” means an individual who has been granted an Award.

(v) “Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(w) “ITA” means the Income Tax Act (Canada).

(x) “Mature Shares” means Shares for which the holder thereof has good title, free and clear of all liens and encumbrances, and that such holder either (i) has held for at least six months or (ii) has purchased on the open market.

(y) “Nonstatutory Stock Option” means an Option not intended to qualify as an Incentive Stock Option.

(z) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(aa) “Option” means an Incentive Stock Option or a Nonstatutory Stock Option granted under the Plan.

(bb) “Parent” means a corporation, whether now or hereafter existing, in an unbroken chain of corporations ending with the Company if each of the corporations other than the Company holds at least 50 percent of the total combined voting power of all classes of stock of one of the other corporations in such chain.

(cc) “Performance Period” means the time period during which the performance goals established by the Administrator with respect to a Performance Unit or Performance Share, pursuant to Section 9 of the Plan, must be met.

(dd) “Performance Share” has the meaning set forth in Section 9 of the Plan.

(ee) “Performance Unit” has the meaning set forth in Section 9 of the Plan.

(ff) “Plan” means this Long-Term Incentive Plan.

(gg) “Restricted Stock Award” means an Award that is awarded to a Grantee pursuant to Section 8 of the Plan.

(hh) “Restricted Stock Units” means a right to receive Shares subject to the terms and conditions set forth in the Award Agreement.

(ii) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(jj) “Shares” means Class A Voting Shares, without nominal or par value, of the Company, as adjusted in accordance with Section 11 of the Plan.

(kk) “Stock Appreciation Right” or “SAR” means a right granted under Section 7 of the Plan.

(ll) “Subsidiary” means a corporation, domestic or foreign, of which not less than 50 percent of the total combined voting power of all classes of stock is held, directly or indirectly, by the Company, whether or not such corporation now exists or is hereafter organized or acquired, whether directly or indirectly, by the Company.

3. Stock Subject to the Plan.

Subject to the provisions of Section 11 of the Plan and except as otherwise provided in this Section 3, the maximum aggregate number of Shares that may be subject to Awards is 900,000 Shares. In addition, the maximum aggregate number of Shares that may be subject to Incentive Stock Options is 900,000 Shares. The grant of a SAR shall not reduce the number of Shares that may be subject to Awards; however, the number of Shares issued by the Company upon the exercise of a SAR shall reduce the number of Shares that may be subject to Awards. The Shares may be either treasury or authorized but unissued Shares.

If an Award expires or becomes unexercisable without having been exercised in full, the remaining Shares that were subject to the Award shall become available for future Awards under the Plan (unless the Plan has terminated). If any Shares (whether subject to or received pursuant to an Award granted hereunder, or otherwise obtained, and including Shares that are deemed (by attestation or otherwise) to have been delivered to the Company as payment for all or any portion of the exercise price of an Award) are withheld or applied as payment by the Company in connection with the exercise of an Award or the withholding of taxes related thereto, such Shares, to the extent of any such withholding or payment, shall again be available or shall increase the number of Shares available, as applicable, for future Awards under the Plan. The Board may from time to time determine the appropriate methodology for calculating the number of Shares issued pursuant to the Plan.

4. Administration of the Plan.

(a) Procedure.

i) Multiple Administrative Bodies. The Plan may be administered by different bodies with respect to different groups of Employees and Consultants. Except as provided below, the Plan shall be administered by (A) the Board, or (B) a Committee.

ii) Rule 16b-3. To the extent the Administrator considers it desirable for transactions relating to Awards to be eligible to qualify for an exemption under Rule 16b-3, the transactions contemplated under the Plan shall be structured to satisfy the requirements for exemption under Rule 16b-3.

iii) Section 162(m) of the Code. To the extent the Administrator considers it desirable for compensation delivered pursuant to Awards to be eligible to qualify for an exemption from the limit on tax deductibility of compensation under Section 162(m) of the Code, the transactions contemplated under the Plan shall be structured to satisfy the requirements for exemption under Section 162(m) of the Code.

iv) Authorization of Officers and Committees to Grant Options. In accordance with Applicable Law, the Board may, by a resolution adopted by the Board, authorize Committees and/or one or more Officers to designate Officers and Employees and Consultants (excluding the Officers so authorized) to be Grantees of Options and determine the number of Options to be granted to such Officers and Employees; provided, however, that the resolution adopted by the Board so authorizing such Officer or Officers shall specify the total number and the terms (including the exercise price, which may include a formula by which such price may be determined) of Options such Committee or Officer or Officers may so grant.

(b) Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee or Officers, subject to the specific duties delegated by the Board to such Committee or Officers, the Administrator shall have the authority, in its sole and absolute discretion:

i) to determine the Fair Market Value of the Shares, in accordance with Section 2(t) of the Plan;

ii) to select the Consultants and Employees to whom Awards will be granted under the Plan;

iii) to determine whether, when, to what extent and in what types and amounts Awards are granted under the Plan, except as otherwise provided in Section 6(a)(iii) of the Plan with respect to non-Employee Directors;

iv) to determine the number of Shares to be covered by each Award granted under the Plan, except as otherwise provided in Section 6(a)(iii) of the Plan with respect to non-Employee Directors;

v) to determine the forms of Award Agreements, which need not be the same for each grant or for each Grantee, for use under the Plan;

vi) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted under the Plan. Such terms and conditions, which need not be the same for each grant or for each Grantee, include, but are not limited to, the exercise price, the time or times when Options and SARs may be exercised (which may be based on performance criteria), the extent to which vesting is suspended during a leave of absence, any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator shall determine;

vii) to construe and interpret the terms of the Plan and Awards;

viii) to prescribe, amend and rescind rules and regulations relating to the Plan, including, without limiting the generality of the foregoing, rules and regulations relating to the operation and administration of the Plan to accommodate the specific requirements of local and foreign laws and procedures;

ix) to modify or amend each Award (subject to Section 13 of the Plan);

x) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

xi) to determine the terms and restrictions applicable to Awards;

xii) to make such adjustments or modifications to Awards granted to Grantees who are Employees of Subsidiaries that have headquarters outside of Canada and the United States as are advisable to fulfill the purposes of the Plan or to comply with Applicable Law;

xiii) to delegate its duties and responsibilities under the Plan with respect to sub-plans applicable to Subsidiaries that have headquarters outside of Canada and the United States, except its duties and responsibilities with respect to Employees who are also Officers or Directors subject to Section 16( of the Exchange Act; and

xiv) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) Effect of Administrator’s Decision. The Administrator’s decisions, determinations and interpretations shall be final and binding on all Grantees and any other holders of Awards.

5. Eligibility and General Conditions of Awards.

(a) Eligibility. All Employees and Consultants are eligible for grants of Awards. Awards other than Incentive Stock Options may be granted to Employees and Consultants. Incentive Stock Options may be granted only to Employees. No Incentive Stock Options shall be granted to Employees who are resident of Canada under the ITA or a tax convention to which Canada is a party. If otherwise eligible, an Employee or Consultant who has been granted an Award may be granted additional Awards.

(b) Maximum Term. Subject to the following provision, the term during which an Award may be outstanding shall not extend more than ten years after the Date of Grant, and shall be subject to earlier termination as specified elsewhere in the Plan or Award Agreement; provided, however, that any deferral of a cash payment or of the delivery of Shares that is permitted or required by the Administrator pursuant to Section 10 of the Plan may, if so permitted or required by the Administrator, extend more than ten years after the Date of Grant of the Award to which the deferral relates.

(c) Award Agreement. To the extent not set forth in the Plan, the terms and conditions of each Award, which need not be the same for each grant or for each Grantee, shall be set forth in an Award Agreement.

(d) Termination of Employment or Consulting Relationship. In the event that a Grantee’s Continuous Status as an Employee or Consultant terminates (other than upon the Grantee’s death or Disability), then, unless otherwise provided by the Award Agreement, and subject to Section 11 of the Plan:

i) the Grantee may exercise his or her unexercised Option or SAR, but only within such period of time as is determined by the Administrator, and only to the extent that the Grantee was entitled to exercise it at the Date of Termination (but in no event later than the expiration of the term of such Option or SAR as set forth in the Award Agreement). In the case of an Incentive Stock Option, the Administrator shall determine such period of time (in no event to exceed three months from the Date of Termination) when the Option is granted. If, at the Date of Termination, the Grantee is not entitled to exercise his or her entire Option or SAR, the Shares covered by the unexercisable portion of the Option or SAR shall revert to the Plan. If, after the Date of Termination, the Grantee does not exercise his or her Option or SAR within the time specified by the Administrator, the Option or SAR shall terminate, and the Shares covered by such Option or SAR shall revert to the Plan;

ii) the Grantee’s Restricted Stock Awards, to the extent forfeitable immediately before the Date of Termination, shall thereupon automatically be forfeited;

iii) the Grantee’s Restricted Stock Awards that were not forfeitable immediately before the Date of Termination shall promptly be settled by delivery to the Grantee of a number of unrestricted Shares equal to the aggregate number of the Grantee’s vested Restricted Stock Awards; and

iv) any Performance Shares or Performance Units with respect to which the Performance Period has not ended as of the Date of Termination shall terminate immediately upon the Date of Termination.

(e) Disability of Grantee. In the event that a Grantee’s Continuous Status as an Employee or Consultant terminates as a result of the Grantee’s Disability, then, unless otherwise provided by the Award Agreement:

i) the Grantee may exercise his or her unexercised Option or SAR at any time within 12 months from the Date of Termination, but only to the extent that the Grantee was entitled to exercise the Option or SAR at the Date of Termination (but in no event later than the expiration of the term of the Option or SAR as set forth in the Award Agreement). If, at the Date of Termination, the Grantee is not entitled to exercise his or her entire Option or SAR, the Shares covered by the unexercisable portion of the Option or SAR shall revert to the Plan. If, after the Date of Termination, the Grantee does not exercise his or her Option or SAR within the time specified herein, the Option or SAR shall terminate, and the Shares covered by such Option or SAR shall revert to the Plan.

ii) the Grantee’s Restricted Stock Awards, to the extent forfeitable immediately before the Date of Termination, shall thereupon automatically be forfeited;

iii) the Grantee’s Restricted Stock Awards that were not forfeitable immediately before the Date of Termination shall promptly be settled by delivery to the Grantee of a number of unrestricted Shares equal to the aggregate number of the Grantee’s vested Restricted Stock Awards;

iv) any Performance Shares or Performance Units with respect to which the Performance Period has not ended as of the Date of Termination shall terminate immediately upon the Date of Termination.

(f) Death of Grantee. In the event of the death of a Grantee, then, unless otherwise provided by the Award Agreement,

i) the Grantee’s unexercised Option or SAR may be exercised at any time within 12 months following the date of death (but in no event later than the expiration of the term of such Option or SAR as set forth in the Award Agreement), by the Grantee’s estate (or the liquidator of the estate) or by a person who acquired the right to exercise the Option or SAR by bequest or inheritance, but only to the extent that the Grantee was entitled to exercise the Option or SAR at the date of death. If, at the time of death, the Grantee was not entitled to exercise his or her entire Option or SAR, the Shares covered by the unexercisable portion of the Option or SAR shall immediately revert to the Plan. If, after death, the Grantee’s estate (or the liquidator of the estate) or a person who acquired the right to exercise the Option or SAR by bequest or inheritance does not exercise the Option or SAR within the time specified herein, the Option or SAR shall terminate, and the Shares covered by such Option or SAR shall revert to the Plan.

ii) the Grantee’s Restricted Stock Awards, to the extent forfeitable immediately before the date of death, shall thereupon automatically be forfeited;

iii) the Grantee’s Restricted Stock Awards that were not forfeitable immediately before the date of death shall promptly be settled by delivery to the Grantee’s estate (or the liquidator of the estate) or to the person who acquired the right thereto by bequest or inheritance, of a number of unrestricted Shares equal to the aggregate number of the Grantee’s vested Restricted Stock Awards;

iv) any Performance Shares or Performance Units with respect to which the Performance Period has not ended as of the date of death shall terminate immediately upon the date of death.

(g) Buyout Provisions. The Administrator may at any time offer to buy out, for a payment in cash or Shares, an Award previously granted, based on such terms and conditions as the Administrator shall establish and communicate to the Grantee in writing at the time the Award is granted. Any such cash offer made to an Officer or Director shall comply with the provisions of Rule 16b-3 relating to cash settlement of stock appreciation rights. This provision is intended only to clarify the powers of the Administrator and shall not in any way be deemed to create any rights on the part of Grantees to buyout offers or payments.

(h) Non-transferability of Awards.

i) Except as provided in Section 5(h)(iii) below, each Award, and each right under any Award, shall be exercisable only by the Grantee during the Grantee’s lifetime, or, if permissible under Applicable Law, by the Grantee’s guardian or legal representative.

ii) Except as provided in Section 5(h)(iii) below, no Award (prior to the time, if applicable, Shares are issued in respect of such Award), and no right under any Award, may be assigned, alienated, pledged, attached, sold or otherwise transferred to, or encumbered by a Grantee otherwise than, as the case may be, by will or by the laws of descent and distribution (or in the case of Restricted Stock Awards, to the Company) and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Subsidiary; provided, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

iii) To the extent and in the manner permitted by Applicable Law, and to the extent and in the manner permitted by the Administrator (after obtaining an opinion of legal counsel that such transfer does not violate or conflict with any Applicable Law), and subject to such terms and conditions as may be prescribed by the Administrator, a Grantee may transfer an Award to:

A. a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Grantee (including adoptive relationships);

B. any person sharing the Grantee’s household (other than a tenant or employee);

C. a trust in which persons described in (A) and (B) have more than 50 percent of the beneficial interest;

D. a foundation in which persons described in (A) or (B) or the Grantee control the management of assets; or

E. any other entity in which the persons described in (A) or (B) or the Grantee own more than 50 percent of the voting interests;

provided such transfer is not for value. The following shall not be considered transfers for value: a transfer under a domestic relations order in settlement of marital property rights, and a transfer to an entity in which more than 50 percent of the voting interests are owned by persons described in (A) or (B) above or the Grantee, in exchange for an interest in such entity.

6. Stock Options.

(a) Limitations.

i) Each Option shall be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. Any Option designated as an Incentive Stock Option:

A. shall not have an aggregate Fair Market Value (determined for each Incentive Stock Option at the Date of Grant) of Shares with respect to which Incentive Stock Options are exercisable for the first time by the Grantee during any calendar year (under the Plan and any other employee stock option plan of the Company or any Parent or Subsidiary (“Other Plans”)), determined in accordance with the provisions of Section 422 of the Code, that exceeds US$100,000 (the “$100,000 Limit”);

B. shall, if the aggregate Fair Market Value (determined on the Date of Grant) of Shares with respect to the portion of such Incentive Stock Option that is exercisable for the first time during any calendar year (“Current Grant”) by the Grantee and all Incentive Stock Options previously granted under the Plan and any Other Plans that are exercisable for the first time during a calendar year (“Prior Grants”) by such Grantee would exceed the $100,000 Limit, be exercisable as follows:

1. The portion of the Current Grant that would, when added to any Prior Grants, be exercisable with respect to Shares that would have an aggregate Fair Market Value (determined as of the respective Date of Grant for such Options) in excess of the $100,000 Limit shall, notwithstanding the terms of the Current Grant, be exercisable for the first time by the Grantee in the first subsequent calendar year or years in which it could be exercisable for the first time by the Grantee when added to all Prior Grants without exceeding the $100,000 Limit; and

2. If, viewed as of the date of the Current Grant, any portion of a Current Grant could not be exercised under the preceding provisions of this Section 6(a)(i)(B) during any calendar year commencing with the calendar year in which it is first exercisable through and including the last calendar year in which it may by its terms be exercised, such portion of the Current Grant shall not be an Incentive Stock Option, but shall be exercisable as a separate Option at such date or dates as are provided in the Current Grant.

ii) No Employee shall be granted, in any fiscal year, Options to purchase more than 200,000 Shares. The limitation described in this Section 6(a)(ii) shall be adjusted proportionately in connection with any change in the Company’s capitalization as described in Section 11 of the Plan. If an Option is canceled in the same fiscal year of the Company in which it was granted (other than in connection with a transaction described in Section 11 of the Plan), the canceled Option will be counted against the limitation described in this Section 6(a)(ii).

iii) The determination of the number of Shares to be covered by each Option granted to Consultants who are non-Employee Directors and the frequency of such grants shall be made in accordance with the applicable rules and procedures established by the Board.

(b) Term of Option. The term of each Option shall be stated in the Award Agreement; provided, however, that in the case of an Incentive Stock Option, the term shall be 10 years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Grantee who, at the time the Incentive Stock Option is granted, owns shares of the

Company representing more than 10 percent of the voting power of all classes of shares of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option shall be five years from the date of grant or such shorter term as may be provided in the Award Agreement.

(c) Option Exercise Price and Consideration.

i) Exercise Price. The per share exercise price for the Shares to be issued pursuant to the exercise of an Option shall be determined by the Administrator. Except as otherwise provided in this Section 6(c)(i), the exercise price of an Incentive Stock Option shall be no less than 100 percent of the Fair Market Value per Share on the Date of Grant.

A. In the case of an Incentive Stock Option granted to an Employee who on the Date of Grant owns shares representing more than 10 percent of the voting power of all classes of shares of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110 percent of the Fair Market Value per Share on the Date of Grant.

B. Any Option that is (1) granted to a Grantee in connection with the acquisition (“Acquisition”), however effected, by the Company of another corporation or entity (“Acquired Entity”) or the assets thereof, (2) associated with an option to purchase shares or other equity interests of the Acquired Entity or an affiliate thereof (“Acquired Entity Option”) held by such Grantee immediately prior to such Acquisition, and (3) intended to preserve for the Grantee the economic value of all or a portion of such Acquired Entity Option, may be granted with such exercise price as the Administrator determines to be necessary to achieve such preservation of economic value.

(d) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator shall fix the period within which the Option may be exercised and shall determine any conditions that must be satisfied before the Option may be exercised. An Option shall be exercisable only to the extent that it is vested according to the terms of the Award Agreement.

(e) Form of Consideration. The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. The acceptable form of consideration may consist of any combination of cash, personal check, wire transfer or, subject to the approval of the Administrator:

i) pursuant to rules and procedures approved by the Administrator, promissory notes;

ii) Mature Shares;

iii) pursuant to rules and procedures approved by the Administrator, (A) through the sale of the Shares acquired on the exercise of the Option through a broker-dealer to whom the Grantee has submitted an irrevocable notice of exercise and irrevocable instructions to deliver promptly to the Company the amount of sale or loan proceeds sufficient to pay the exercise price, together with, if requested by the Company, the amount of federal, state, local or foreign withholding taxes payable by the Grantee by reason of such exercise, or (B) through simultaneous sale through a broker of Shares acquired upon exercise; or

iv) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Law.

(f) Exercise of Option; Procedure for Exercise; Rights as a Shareholder.

A. Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement.

B. An Option may not be exercised for a fraction of a Share.

C. An Option shall be deemed exercised when the Company receives:

1. written notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, and

2. full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan.

3. Shares issued upon exercise of an Option shall be issued in the name of the Grantee or, if requested by the Grantee, in the name of the Grantee and his or her spouse. Until the share certificate evidencing such Shares is issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares underlying the Option, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such share certificate promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the share certificate is issued, except as provided in Section 11 of the Plan.

4. Exercising an Option in any manner shall decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

7. Stock Appreciation Rights.

(a) Grant of SARs. Subject to the terms and conditions of the Plan, the Administrator may grant SARs in tandem with an Option (“Tandem SARs”) or alone and unrelated to an Option. Tandem SARs shall expire no later than the expiration of the underlying Option.

(b) Exercise of SARs. SARs shall be exercised by the delivery of a written notice of exercise to the Company, setting forth the number of Shares over which the SAR is to be exercised. Tandem SARs may be exercised:

i) with respect to all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option;

ii) only with respect to the Shares for which its related Option is then exercisable; and

iii) only when the Fair Market Value of the Shares subject to the Option exceeds the exercise price of the Option.

The exercise price per Share of a SAR shall not be less than the Fair Market Value of a Share on the date of grant of the SAR. The value of the payment with respect to the Tandem SAR may be no more than 100 percent of the difference between the exercise price of the underlying Option and the Fair Market Value of the Shares subject to the underlying Option at the time the tandem SAR is exercised.

(c) Payment of SAR Benefit. Upon exercise of a SAR, the Grantee shall be entitled to receive payment from the Company in an amount determined by multiplying:

i) the excess of the Fair Market Value of a Share on the date of exercise over the SAR exercise price; by

ii) the number of Shares with respect to which the SAR is exercised;

provided, that the Administrator may provide in the Award Agreement that the benefit payable on exercise of a SAR shall not exceed such percentage of the Fair Market Value of a Share on the Date of Grant, or any other limitation, as the Administrator shall specify. As determined by the Administrator, the payment upon exercise of a SAR may be in cash, in Shares that have an aggregate Fair Market Value (as of the date of exercise of the SAR) equal to the amount of the payment, or in some combination thereof, as set forth in the Award Agreement.

(d) No Employee shall be granted, in any fiscal year, SARs with respect to more than 200,000 Shares. The limitation described in this Section 7(d) shall be adjusted proportionately in connection with any change in the Company’s capitalization as described in Section 11 of the Plan. If a SAR is canceled in the same fiscal year of the Company in which it was granted (other than in connection with a transaction described in Section 11 of the Plan), the canceled SAR will be counted against the limitation described in this Section 7(d).

8. Restricted Stock Awards.

Subject to the terms of the Plan, the Administrator may grant Restricted Stock Awards to any Employee or Consultant, in such amount and upon such terms and conditions as shall be determined by the Administrator. No Restricted Stock Awards shall be granted to Employees who are resident of Canada under the ITA or a tax convention to which Canada is a party.

(a) Administrator Action. The Administrator acting in its absolute discretion shall have the right to grant Restricted Stock Awards to Employees and Consultants under the Plan from time to time. Each Restricted Stock Award shall be evidenced by a Restricted Stock Awards Agreement, and each Restricted Stock Awards Agreement shall set forth the conditions, if any, which will need to be timely satisfied before the grant will be effective and the conditions, if any, under which the Grantee’s interest in the related Shares will be forfeited. Restricted Stock Awards may be Performance-Based Restricted Stock Awards or non-Performance-Based Restricted Stock Awards.

(b) Performance-Based Restricted Stock Awards.

i) Effective Date. A Performance-Based Restricted Stock Award shall be effective as of the date the Administrator certifies that the applicable conditions described in Section 8(b)(iii) of the Plan have been timely satisfied.

ii) Share Limitation. No more than 200,000 Shares may underlie Performance-Based Restricted Stock Awards granted to an Employee or a Consultant in any fiscal year.

iii) Grant Conditions. The Administrator, acting in its absolute discretion, may select from time to time Employees and Consultants to receive grants of Performance-Based Restricted Stock Awards in such amounts as the Administrator may, in its absolute discretion, determine, subject to any limitations provided in the Plan. The Administrator shall make the effectiveness of each grant subject to the attainment of certain performance targets. The Administrator shall determine the performance targets which will be applied with respect to each grant of Performance-Based Restricted Stock Award at the time of grant, but in no event later than 90 days after the commencement of the period of service to which the performance targets relate. The performance criteria applicable to Performance-Based Restricted Stock Award grants will be one or more of the following criteria of the Company: (i) Share price; (ii) average annual growth in earnings per share; (iii) increase in shareholder value; (iv) earnings per share; (v) net income; (vi) return on assets; (vii) return on shareholders’ equity; (viii) increase in cash flow; (ix) operating profit or operating margins; (x) revenue growth; and (xi) operating expenses. The related Restricted Stock Awards Agreement shall set forth the applicable performance criteria and the deadline for satisfying the performance criteria.

iv) Forfeiture Conditions. The Administrator may make each grant of Performance-Based Restricted Stock Awards (if, when and to the extent that the grant becomes effective) subject to one, or more than one, objective employment, performance or other forfeiture condition which the Administrator acting in its absolute discretion deems appropriate under the circumstances for Employees or Consultants generally or for a Grantee in particular, and the related Restricted Stock Awards Agreement shall set forth each such condition and the deadline for satisfying each such forfeiture condition. A Grantee’s nonforfeitable interest in the Shares related to a grant of Performance- Based Restricted Stock Awards shall depend on the extent to which each such condition is timely satisfied. A share certificate shall be issued (subject to the conditions, if any, described in this

Section 8(b)) to, or for the benefit of, the Grantee with respect to the number of Shares for which a grant has become effective as soon as practicable after the date the grant becomes effective.

(c) Restricted Stock Awards Other Than Performance-Based Restricted Stock Awards.

i) Effective Date. A grant of Restricted Stock Awards which is not a grant of Performance-Based Restricted Stock Awards shall be effective (a) as of the date set by the Administrator when the grant is made or, if the grant is made subject to one, or more than one, condition, (b) as of the date the Administrator determines that such conditions have been timely satisfied. No more than 200,000 Shares may underlie Restricted Stock Awards which are not Performance-Based granted to an Employee or a Consultant in any fiscal year.

ii) Grant Conditions. The Administrator acting in its absolute discretion may make the grant of Restricted Stock Awards which are not Performance-Based Restricted Stock Awards to a Grantee subject to the satisfaction of one, or more than one, objective employment, performance or other grant condition which the Administrator deems appropriate under the circumstances for Employees or Consultants generally or for a Grantee in particular, and the related Restricted Stock Awards Agreement shall set forth each such condition and the deadline for satisfying each such grant condition.

iii) Forfeiture Conditions. The Administrator may make each grant of Restricted Stock Awards which is not a grant of Performance-Based Restricted Stock Awards (if, when and to the extent that the grant becomes effective) subject to one, or more than one, objective employment, performance or other forfeiture condition which the Administrator acting in its absolute discretion deems appropriate under the circumstances for Employees or Consultants generally or for a Grantee in particular, and the related Restricted Stock Awards Agreement shall set forth each such condition and the deadline for satisfying each such forfeiture condition. A Grantee’s nonforfeitable interest in the Shares related to a grant of Restricted Stock Awards which is not a grant of Performance-Based Restricted Stock Awards shall depend on the extent to which each such condition is timely satisfied. A share certificate shall be issued (subject to the conditions, if any, described in this Section 8(c)) to, or for the benefit of, the Grantee with respect to the number of Shares for which a grant has become effective as soon as practicable after the date the grant becomes effective.

(d) Dividends and Voting Rights. Each Restricted Stock Awards Agreement shall state whether the Grantee shall have a right to receive any cash dividends which are paid with respect to Shares underlying his or her Restricted Stock Award after the date his or her Restricted Stock Award grant has become effective and before the first day that the Grantee’s interest in such underlying Shares is forfeited completely or becomes completely nonforfeitable. If a Restricted Stock Awards Agreement provides that a Grantee has no right to receive a cash dividend when paid, such agreement shall set forth the conditions, if any, under which the Grantee will be eligible to receive one, or more than one, payment in the future to compensate the Grantee for the fact that he or she had no right to receive any cash dividends on the Shares underlying his or her Restricted Stock Awards when such dividends were paid. If a Restricted Stock Awards Agreement calls for any such payments to be made, the Company shall make such payments from the Company’s general assets, and the Grantee shall be no more than a general and unsecured creditor of the Company with respect to such payments. If a stock dividend is declared on the Shares underlying Restricted Stock Awards after the grant is effective but before the Grantee’s interest in such underlying Shares has been forfeited or has become nonforfeitable, such stock dividend shall be treated as part of the grant of the related Restricted Stock Award, and a Grantee’s interest in such stock dividend shall be forfeited or shall become nonforfeitable at the same time as the underlying Shares with respect to which the stock dividend was paid is forfeited or becomes nonforfeitable. If a dividend is paid other than in cash or Shares, the disposition of such dividend shall be made in accordance with such rules as the Administrator shall adopt with respect to each such dividend. A Grantee shall have the right to vote the underlying Shares related to his or her Restricted Stock Awards after the grant is effective with respect to such underlying Shares but, as the case may be, before his or her interest in such Shares has been forfeited.

(e) Satisfaction of Forfeiture Conditions. Shares underlying Restricted Stock Awards shall cease to be restricted at such time as a Grantee’s interest in such Shares becomes nonforfeitable under the Plan, and the certificate representing such Shares shall be reissued as soon as practicable thereafter without any further restrictions related to Section 8(b) or Section 8(c) and shall be transferred to the Grantee.

(f) Restricted Stock Units. The Administrator may grant Restricted Stock Units to Employees or Consultants who are resident of Canada under the ITA or a tax convention to which Canada is a party so long as same vest and are payable no later than December 31 of the third year following their grant, subject to any other terms and conditions set out in an Restricted Stock Units Award Agreement.

i) Effective Date. A Restricted Stock Units Award shall be effective as of the date the Administrator certifies that the applicable conditions described in Section 8(f)(iii) of the Plan have been timely satisfied.

ii) Share Limitation. No more than 200,000 Shares may underlie Restricted Stock Units Awards granted to an Employee or a Consultant in any fiscal year.

iii) Grant Conditions. The Administrator, acting in its absolute discretion, may select from time to time Employees and Consultants to receive grants of Restricted Stock Units Award in such amounts as the Administrator may, in its absolute discretion, determine, subject to any limitations provided in the Plan. The Administrator shall make the effectiveness of each grant subject to the attainment of certain performance targets. The Administrator shall determine the performance targets which will be applied with respect to each grant of Restricted Stock Units Awards at the time of grant, but in no event later than 90 days after the commencement of the period of service to which the performance targets relate. The performance criteria applicable to Restricted Stock Units Award grants will be one or more of the following criteria of the Company: (i) Share price; (ii) average annual growth in earnings per share; (iii) increase in shareholder value; (iv) earnings per share; (v) net income; (vi) return on assets; (vii) return on shareholders’ equity; (viii) increase in cash flow; (ix) operating profit or operating margins; (x) revenue growth; and (xi) operating expenses. The related Restricted Stock Units Award Agreement shall set forth the applicable performance criteria and the deadline for satisfying the performance criteria. For sake of greater certainty, no Shares or Share certificates shall be issued, and no Employee or Consultant shall have any entitlement to same (or any voting or dividend rights further to any such Shares), pursuant to a grant of a Restricted Stock Unit Award unless and until such time as all performance criteria applicable to such Restricted Stock Unit Award has been satisfied.

9. Performance Units and Performance Shares.

(a) Grant of Performance Units and Performance Shares. Subject to the terms of the Plan, the Administrator may grant Performance Units or Performance Shares to any Employee or Consultant in such amounts and upon such terms as the Administrator shall determine. The Administrator shall not grant Performance Units or Performance Shares that vest more than three (3) years after the year during which they are granted to Employees or Consultants who are resident of Canada under the ITA or a tax convention to which Canada is a party.

(b) Value/Performance Goals. Each Performance Unit shall have an initial value that is established by the Administrator on the Date of Grant. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the Date of Grant. The Administrator shall set performance goals that, depending upon the extent to which they are met, will determine the number or value of Performance Units or Performance Shares that will be paid to the Grantee.

(c) Payment of Performance Units and Performance Shares.

i) Subject to the terms of the Plan, after the applicable Performance Period has ended, the holder of Performance Units or Performance Shares shall be entitled to receive a payment based on the number and value of Performance Units or Performance Shares earned by the Grantee over the Performance Period, determined as a function of the extent to which the corresponding performance goals have been achieved.

ii) If a Grantee is promoted, demoted or transferred to a different business unit of the Company or a Subsidiary of the Company during a Performance Period, then, to the extent the Administrator determines appropriate, the Administrator may adjust, change or eliminate the performance goals or the applicable Performance Period as it deems appropriate in order to make them appropriate and comparable to the initial performance goals or Performance Period.

(d) Form and Timing of Payment of Performance Units and Performance Shares. Payment of earned Performance Units or Performance Shares shall be made in a lump sum following the close of the applicable Performance Period. The Administrator may pay earned Performance Units or Performance Shares in cash or in Shares (or in a combination thereof) that have an aggregate Fair Market Value equal to the value of the earned Performance Units or Performance Shares at the close of the applicable Performance Period. Such Shares may be granted subject to any restrictions deemed appropriate by the Administrator. The form of payout of such Awards shall be set forth in the Award Agreement pertaining to the grant of the Award.

10. Tax Withholding.

The Company shall deduct from all cash distributions under the Plan any taxes required to be withheld by federal, state, local or foreign government. Whenever the Company proposes or is required to issue or transfer Shares under the Plan, the Company shall have the right to require the recipient to remit to the Company an amount sufficient to satisfy any federal, state, local and foreign withholding tax requirements prior to the delivery of any certificate or certificates for such shares. A Grantee may pay the withholding tax in cash, or, if the applicable Award Agreement provides, a Grantee may elect to have the number of Shares he is to receive reduced by the smallest number of whole Shares that, when multiplied by the Fair Market Value of the Shares determined as of the Tax Date (defined below), is sufficient to satisfy federal, state, local and foreign, if any, withholding taxes arising from exercise or payment of a grant under the Plan (a “Withholding Election”). A Grantee may make a Withholding Election only if the Withholding Election is made on or prior to the date on which the amount of tax required to be withheld is determined (the “Tax Date”) by executing and delivering to the Company a properly completed notice of Withholding Election as prescribed by the Administrator. The Administrator may in its sole discretion disapprove and give no effect to the Withholding Election.

11. Adjustments Upon Changes in Capitalization or Change of Control.

(a) Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number of Covered Shares, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award, as well as the price per share of Covered Shares, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares, or any other similar transaction; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been effected without receipt of consideration so as to result in any such adjustment. Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Covered Shares.

(b) Change in Control. In the event of a Change in Control, then the following provisions shall apply:

i) Vesting. The Administrator, in the exercise of its sole discretion, may provide that any Award outstanding on the date such Change in Control is determined to have occurred that is not yet exercisable and vested on such date shall become fully exercisable and vested on the date of such Change in Control.

ii) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, to the extent that an Award is outstanding, it will terminate immediately prior to the consummation of such proposed action. The Administrator may, in the exercise of its sole discretion in such instances, declare that any Option or SAR shall terminate as of a date fixed by the Administrator and give each Grantee the right to exercise his or her Option or SAR as to all or any part of the Covered Shares, including Shares as to which the Option or SAR would not otherwise be exercisable.

iii) Merger or Asset Sale or Other Change in Control. In the event of the occurrence of a merger of the Company with or into another corporation or the sale of substantially all of the assets of the Company, in each case resulting in a Change in Control, or other event resulting in a Change in Control, the Administrator, in the exercise of its sole discretion, shall be entitled to take any of the following actions, or any other action that the Administrator, in the exercise of its sole discretion, determines to be fair to the holders of Awards:

A. prior to the occurrence of such a Change in Control, provide that all outstanding Awards upon the consummation of such a merger or sale shall be assumed by, or an equivalent option or right shall be substituted by, the successor corporation or a parent or subsidiary of the successor corporation;

B. prior to the occurrence of such a Change in Control, provide that all outstanding Awards, to the extent they are exercisable and vested (including, if so determined by the Administrator in the exercise of its sole discretion, Awards that shall become exercisable and vested pursuant to Section 11(b)(i) above), shall be terminated in exchange for a cash payment equal to the Change in Control Price (reduced by the exercise price applicable to such Awards). These cash proceeds shall be paid to the Grantee or, in the event of death of a Grantee prior to payment, to the estate of the Grantee or to a person who acquired the right to exercise the Award by bequest or inheritance; or

C. prior to the occurrence of such a Change in Control, provide for the Grantee to have the right to exercise the Award as to all or a portion of the Covered Shares, including, if so determined by the Administrator in the exercise of its sole discretion, Shares as to which it would not otherwise be exercisable. If the Administrator makes an Award exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Administrator shall notify the Grantee that the Award shall be fully exercisable for a period of 15 days from the date of such notice (or such shorter period of time as the Administrator determines to be reasonable in the exercise of its sole discretion), and the Award will terminate upon the expiration of such period.

12. Term of Plan.

The Plan shall become effective upon its approval by the shareholders of the Company within 12 months before or after the date of its adoption by the Board. Such shareholder approval shall be obtained in the manner and to the degree required under applicable law, rule or regulation, including the requirements of any exchange or quotation system on which the Shares are listed or quoted. The Plan shall continue in effect until the tenth anniversary of adoption of the Plan by the Board, unless terminated earlier under Section 13 of the Plan.

13. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b) Shareholder Approval. The Company shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Rule 16b-3 or with Section 422 of the Code (or any successor rule or statute, or any other applicable corporate or securities law, rule or regulation, including the requirements of any exchange or quotation system on which the Shares are listed or quoted). Such shareholder approval, if required, shall be obtained in such a manner and to such a degree as is required by the Applicable Law, rule or regulation.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Grantee, unless mutually agreed otherwise between the Grantee and the Administrator, which agreement must be in writing and signed by the Grantee and the Company.

14. Conditions Upon Issuance of Shares.

(a) Legal Compliance. Shares shall not be issued pursuant to an Award unless the exercise, if applicable, of such Award and the issuance and delivery of such Shares shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, any other Applicable Law, and the requirements of the American Stock Exchange or any other share exchange or quotation system upon which the Shares may then be listed or quoted, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise of an Award, the Company may require, among other things, that the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

15. Liability of Company.

(a) Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the grant of any Awards or to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to grant any Awards or to issue or sell such Shares as to which such requisite authority shall not have been obtained.

(b) Grants Exceeding Allotted Shares. If, as of the date of grant, the granting of an Award exceeds or causes to be exceeded the maximum number of Shares that may be issued under the Plan without additional shareholder approval, such Award shall be void with respect to such excess Covered Shares, unless shareholder approval of an amendment sufficiently increasing the number of Shares subject to the Plan is timely obtained in accordance with Section 13 of the Plan. The Company shall have no liability to the Grantee if the grant of an Award exceeds or causes to be exceeded the maximum number of Shares that may be issued under the Plan.

16. Reservation of Shares.

The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

17. Rights of Employees and Consultants.

Neither the Plan nor any Award shall confer upon a Grantee any right with respect to continuing the Grantee’s employment or consulting relationship with the Company or any of its Subsidiaries, nor shall they interfere in any way with the Grantee’s right or the Company’s right to terminate such employment or consulting relationship at any time, with or without cause.

18. Sub-plans for Foreign Subsidiaries.

The Board may adopt sub-plans applicable to particular Subsidiaries that have headquarters outside of Canada and the United States. All Awards granted under such sub-plans shall be treated as grants under the Plan. The rules of such sub-plans may take precedence over other provisions of the Plan, with the exception of Section 3, but unless otherwise superseded by the terms of such sub-plan, the provisions of the Plan shall govern the operation of such sub-plan.

19. Construction.

The Plan shall be construed under the laws of the State of Florida, to the extent not preempted by federal law, without reference to the principles of conflict of laws.

20. Authorized Shares.

In no event shall the Company issue Shares, or Awards requiring the Company to issue Shares, pursuant to this Plan if such issuance, when combined with the Shares issuable under any of the Company’s other equity incentive award plans (whether currently in force or hereafter existing) and all other Shares issuable under this Plan, would exceed 1,304,025 Shares (the “Share Limit”), unless the issuance of such Shares or Awards in excess of the Share Limit is approved by the shareholders of the Company. The preceding sentence shall not limit the Company’s ability to issue Awards under this Plan that are payable other than in Shares, including cash-settled SARs. Notwithstanding the Share Limit imposed by this section 20, the Company acknowledges that as of June 2, 2006, the Company has outstanding grants of equity incentive awards that exceed the Share Limit and it is the specific intent of the Company that such Share Limit shall have no effect on the validity of any stock options or other equity incentive awards granted by the Company pursuant to any plan or employment agreement prior to June 2, 2006. For clarification purposes, any outstanding grants under any equity incentive award plans, which are payable at the discretion of the Company in cash or stock, shall be paid in cash until such time as the number of outstanding grants of equity incentive awards falls below the Share Limit.

APPENDIX C

BIRKS & MAYORS INC.

2006 EMPLOYEE STOCK PURCHASE PLAN

The following constitute the provisions of the 2006 Employee Stock Purchase Plan (the “Plan”) of Birks & Mayors Inc. (the “Company”).

1. Purpose. The purpose of the Plan is to provide employees of the Company and its Designated Subsidiaries (as defined below) with an opportunity to purchase Class A Voting Shares of the Company through payroll deductions. It is the intention of the Company to have the Plan qualify as an “Employee Stock Purchase Plan” under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”). The provisions of the Plan shall, accordingly, be constructed so as to extend and limit participation in a manner consistent with the requirements of that section of the Code.

2. Definitions.

(a) “Board” shall mean the Board of Directors of the Company or any committee of the Board of Directors of the Company that has been authorized by resolution of the Board of Directors of the Company to administer this Plan.

(b) “Class A Voting Shares” shall mean the Class A Voting Shares, without nominal or par value, of the Company.

(c) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(d) “Company” shall mean Birks & Mayors Inc., a corporation currently existing under the Canada Business Corporations Act, R.S.C., 1985, chapter C-44.

(e) “Compensation” shall mean all regular straight time earnings, payments of overtime, shift premiums, incentive compensation, incentive payments, bonuses and commissions (except to the extent that the exclusion of any such items is specifically directed by the Board).

(f) “Designated Subsidiaries” shall mean the Subsidiaries which have been designated by the Board from time to time, in its sole discretion, as eligible to participate in the Plan.

(g) “Employee” means any person, excluding senior officers of the Company, who is customarily employed for at least twenty (20) hours per week and has been so employed for at least six (6) months continuous by the Company or one of its Designated Subsidiaries.

(h) “Plan” shall mean this 2006 Employee Stock Purchase Plan.

(i) “Subsidiary” shall mean a corporation or other legal person or entity (partnership, joint venture or otherwise), domestic or foreign, of which not less than fifty percent (50%) of the total combined voting power of all classes of stock of such corporation or other entity are held directly or indirectly by the Company or of which the Company has the power to direct, whether directly or indirectly, the management and policies of such other legal person or entity, whether or not such corporation or other legal person or entity now exists or is hereafter organized or acquired by the Company or an affiliate of the Company and which is treated as a “Subsidiary” under Section 424(f) of the Code.

3. Eligibility.

(a) Any Employee as defined in Section 2 herein shall be eligible to participate in the Plan, subject to the limitations imposed by Section 423(b) of the Code.

(b) Any provisions of the Plan to the contrary notwithstanding, no Employee shall be granted an option under the Plan (i) if, immediately after the grant, such Employee would own shares (calculated including outstanding options to purchase) possessing five percent (5%) or more of the total combined voting power or value of all classes of shares of the Company or of any Parent or Subsidiary of the Company as determined in accordance with Section 424(d) of the Code, or (ii) which permits his rights to purchase shares under all employee stock purchase plans of the Company and its Parent and Subsidiaries to accrue at a rate which exceeds $25,000 of the fair market value of the shares (determined at the time such option is granted) for each calendar year in which such stock option is outstanding at any time.

4. Offering Dates. The Plan shall be implemented by one offering during each six-month period of the Plan, commencing on or about July 1, 2006 and continuing thereafter until terminated, in accordance with Section 19 hereof. The Board shall have the power to change the duration of offering periods with respect to future offerings without shareholder approval, if such change is announced at least fifteen (15) days prior to the scheduled beginning of the first offering period to be affected.

5. Participation.

(a) An eligible Employee may become a participant in the Plan by completing a subscription agreement authorizing a payroll deduction on the form provided by the Company, and filing it with the Company’s or the Designated Subsidiary’s payroll office prior to the applicable offering date.

(b) Payroll deductions for a participant shall commence on the first payroll following the offering date and shall end on the termination date of the offering to which such authorization is applicable, unless sooner terminated by the participant as provided in Section 10.

6. Payroll deductions.

(a) At the time a participant files his subscription agreement, he shall elect to have payroll deductions made on each payday during the offering period at a rate not exceeding ten percent (10%) of the Compensation which he is to receive on such payday, and the aggregate of such projected payroll deduction during the offering period shall not exceed ten percent (10%) of his aggregate projected Compensation during said offering period.

(b) All payroll deductions authorized by a participant shall be credited to his account under the Plan. A participant may not make any additional payments into such account.

(c) A participant may discontinue his participation in the Plan as provided in Section 10 herein, or may lower, but not increase, the rate of his payroll deductions during the offering period by completing and filing with the Company’s or a Designated Subsidiary’s payroll office a new authorization for payroll deduction. The change in rate shall be effective within fifteen (15) days following the Company’s or the Designated Subsidiary’s receipt of the new authorization.

(d) Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section (b) herein, a participant’s payroll deductions may be decreased to zero percent at such time during any offering period which is scheduled to end during the current calendar year (the “Current Offering Period”) that the aggregate of all payroll deductions which were previously used to purchase stock under the Plan in a prior offering period which ended during that calendar year plus all payroll deductions accumulated with respect to the Current Offering Period equal $25,000 or more. Payroll deductions shall recommence at the rate provided in such participant’s subscription agreement at the beginning of the first offering period which is scheduled to end in the following calendar year, unless terminated by the participant as provided in Section 10.

(e) At the time the option is exercised, in whole or in part, or at the time some or all of the Company’s Class A Voting Shares issued under the Plan is disposed of, the participant must make adequate provision for the Company’s federal, state, foreign or other tax or social insurance withholding obligations, if any, which arise upon the exercise of the option or the disposition of the Class A Voting Shares. At any time, the Company may, but will not be obligated to, withhold from the participant’s compensation, the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefit attributable to the sale or early disposition of Class A Voting Shares by the Employee.

7. Grant of Option.

(a) At the beginning of each six-month offering period, each eligible Employee participating in the Plan shall be granted an option to purchase (at the per share option price set forth in Section (b)) up to a number of shares of the Company’s Class A Voting Shares purchasable by each Employee’s projected accumulated payroll deduction (not to exceed an amount equal to ten percent (10%) of his Compensation as of the date of the commencement of the applicable offering period) divided by eighty-five percent (85%) of the fair market value of a share of the Company’s Class A Voting Shares at the beginning of said offering period, subject to the limitations set forth in Section (b) and 12 hereof. The fair market value of a share of the Company’s Class A Voting Shares shall be determined as provided in Section (b) herein.

(b) The option price per share of such shares shall be the lesser of: (i) 85% of the fair market value of a share of the Class A Voting Shares of the Company at the commencement of the six-month offering period; or (ii) 85% of the fair market value of a share of the Class A Voting Shares of the Company at the time the option is exercised at the termination of the six-month offering period. The fair market value of the Company’s Class A Voting Shares on a given date shall be the reported closing price of the Class A Voting Shares on the American Stock Exchange (or such other exchange or market on which such shares are then listed) for that date.

8. Exercise of Option. Unless a participant withdraws from the Plan as provided in Section 10, his option for the purchase of shares shall be exercised automatically at the end of the offering period, and the maximum number of full shares subject to such option shall be purchased for him at the applicable option price with the accumulated payroll deductions in his account. During his lifetime, a participant’s option to purchase shares hereunder is exercisable only by him.

9. Delivery. As promptly as practicable after the termination of each offering, the Company shall arrange the delivery to each participant, as appropriate, of a certificate representing the shares purchased upon exercise of his option. Any cash remaining to the credit of a participant in his account under the Plan after a purchase of shares at the termination of each offering period, or which is insufficient to purchase a full Class A Voting Share of the Company, shall be returned to the participant.

10. Withdrawal; Termination of Employment.

(a) A participant may withdraw all but not less than all the payroll deductions credited to his account under the Plan at any time prior to the end of the offering period by giving written notice to the payroll office of the Company or the Designated Subsidiary. All of the participant’s payroll deductions credited to his account shall be paid to him promptly after receipt of his notice of withdrawal and his option for the current period shall be automatically terminated, and no further payroll deductions for the purchase of shares shall be made for him during the offering period.

(b) Upon termination of the participant’s employment prior to the end of the offering period for any reason, including retirement or death, the payroll deductions credited to his account shall be returned to him or, in the case of his death, to the person or persons entitled thereto under Section 14, and his option shall be automatically terminated.

(c) In the event an Employee fails to remain in the continuous employ of the Company or a Designated Subsidiary for at least twenty (20) hours per week during the offering period in which the employee is a participant, he shall be deemed to have elected to withdraw from the Plan and the payroll deductions credited to his account shall be returned to him and his option terminated.

(d) A participant’s withdrawal from an offering shall not have any effect upon his eligibility to participate in a succeeding offering or in any similar plan which may hereafter be adopted by the Company or a Designated Subsidiary.

11. Interest. No interest shall accrue on the payroll deductions of a participant in the Plan.

12. Stock.

(a) The maximum number of the Company’s Class A Voting Shares which shall be made available for sale under the Plan shall be 100,000 shares, subject to adjustment upon changes in capitalization of the Company as provided in Section 18. The shares to be sold to participants under the Plan may, at the election of the Company, be either treasury shares, shares authorized but unissued, or shares purchased on the open market. If the total number of shares, which would otherwise be subject to options granted pursuant to Section (a) hereof, at the beginning of an offering period exceeds the number of shares then available under the Plan (after deduction of all shares for which options have been exercised or are then outstanding), the Company shall allocate options for shares remaining available for option grants pro rata among the participants in accordance with the amounts otherwise determined pursuant to Section (a). In such event, the Company shall give written notice of such reduction of the number of shares subject to the option to each participant affected thereby and shall similarly reduce the rate of payroll deductions, if necessary.

(b) A participant shall have no interest or voting right in shares covered by his option until such option has been exercised and a share certificate has been issued to such participant.

(c) Shares to be delivered to a participant under the Plan shall be registered either in the name of the participant or, if so instructed by the participant, in the name of the participant and his spouse.

13. Administration. The Plan shall be administered by the Board. The administration, interpretation or application of the Plan by the Board shall be final, conclusive and binding upon all participants. Members of any committee that has been authorized by the Board to administer this Plan and who are eligible Employees, are permitted to participate in the Plan.

14. Designation of Beneficiary.

(a) Where permissible under applicable law, a participant may file a written designation of a beneficiary who is to receive any shares or cash or both to which the participant may be entitled under the Plan at the time of his death.

(b) Such designation of beneficiary may be changed by the participant at any time by written notice. In the event of the death of a participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such participant’s death, the Company shall deliver any shares and any cash to which the participant was entitled to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver any such shares and any such cash to the spouse or children of the participant, or if no spouse or no child is known to the Company, then to such other person as the Company may designate.

15. Transferability. Neither payroll deductions credited to a participant’s account nor any rights with regard to the exercise of any option or rights to receive shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 14) by the participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds in accordance with Section 10.

16. Use of Funds. All payroll deductions received or held by the Company or a Designated Subsidiary under the Plan may, in accordance with applicable law, be used by the Company or a Designated Subsidiary for any corporate purpose, and the Company or a Designated Subsidiary shall not be obligated to segregate such payroll deductions.

17. Reports. Individual accounts shall be maintained for each participant in the Plan. Statements of account shall be given to participating Employees semiannually promptly following the share purchase date, which statements shall set forth the amount of payroll deductions, the per share purchase price, the number of shares purchased and the remaining cash balance, if any.

18. Adjustments Upon Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number of Class A Voting Shares covered by each option under the plan which has not yet been exercised and the number of Class A Voting Shares which have been authorized for issuance under the Plan but have not yet been placed under option (collectively, the “Reserves”), as well as the price per Class A Voting Share covered by each option under the Plan which has not yet been exercised, shall be proportionately adjusted for any increase or decrease in the number of Class A Voting Shares or another class of voting shares of the Company effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issue by the Company of shares of any class shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Class A Voting Shares subject to an Option.

The Board may, if it so determines in the exercise of its sole discretion, also make provision for adjusting the Reserves, as well as the price per Class A Voting Share covered by each outstanding option, in the event that the Company effects one or more reorganizations, capitalizations or recapitalizations, rights, or offerings, and in the event the Company is consolidated with or merged into any other corporation.

19. Amendment or Termination. The Board may at any time terminate or amend the Plan. No termination shall affect options previously granted. No amendment shall make any change in any option granted under the Plan which adversely affects the right of any participant. To the extent necessary to comply with Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or under Section 423 of the Code (or any successor rule or provision or any other applicable law or regulation), the Company shall obtain stockholder approval in such a manner and to such a degree as required.

20. Notices. All notices or other communications by a participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt hereof.

21. Shareholder Approval. This Plan shall be subject to approval by the affirmative vote of the holders of a majority of the outstanding total combined voting power of all classes of stock of the Company present or represented and entitled to vote thereon.

22. Conditions Upon Issuance of Shares. Shares shall not be issued with respect to any option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, including, without limitation, the American Stock Exchange and shall be further subject to the approval of counsel for the Company with respect to such compliance. As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

23. Term of Plan. The Plan shall become effective upon the approval by the shareholders of the Company. It shall continue in effect until February 10, 2016, unless sooner terminated under Section 19.

Birks & Mayors Inc.

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☐ Mark this box with an X if you have made changes to your name or address details above.

Annual Meeting Proxy Card

A	Election of Directors
1.	The Board of Directors recommends a vote FOR the listed nominees.
		For	Withhold		For	Withhold		For	Withhold

	01 - Dr. Lorenzo Rossi di Montelera	☐	☐	05 - Shirley A. Dawe	☐	☐	09 - Margherita Oberti	☐	☐

	02 - Thomas A. Andruskevich	☐	☐	06 - Elizabeth M. Eveillard	☐	☐	10 - Peter R. O’Brien	☐	☐

	03 - Alain Benedetti	☐	☐	07 - Massimo Ferragamo	☐	☐	11 - Filippo Recami	☐	☐

	04 - Emily Berlin	☐	☐	08 - Ann Spector Lieff	☐	☐

B	Issues
The Board of Directors recommends a vote FOR the following proposals.
		For	Against	Abstain

2.	the resolution approving and confirming the Company’s Long-Term Incentive Plan.	☐	☐	☐

3.	the resolution approving and confirming the Company’s Employee Stock Purchase Plan.	☐	☐	☐

4.	in respect of the appointment of KPMG LLP as auditors of the Corporation and authorizing the directors to fix their remuneration.	☐	☐	☐

C    Authorized Signatures- Sign Here- This section must be completed for your instructions to be executed.

NOTE: Please sign your name(s) EXACTLY as your name(s) appear(s) on this proxy. All joint holders must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please provide your FULL title.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)
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0 1 0 0 0 9	1 U P X	C O Y

Proxy - BIRKS & MAYORS INC.

The Management of the Company Solicits this Proxy

The undersigned shareholder of BIRKS & MAYORS INC. (the “Company”) hereby appoints Thomas A. Andruskevich or, failing whom, Mike Rabinovitch, or instead of the foregoing,                                                      , as the proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the Annual Meeting of Shareholders of the Company to be held on September 8, 2006, and at any adjournment thereof to the same extent and with the same power as if the undersigned were present in person thereat and with authority to vote and act in the said proxyholder’s discretion with respect to amendments or variations to matters referred to in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. This proxy is solicited by and on behalf of the Management of the Company.

The said proxyholder is specifically directed to vote or withhold from voting the shares registered in the name of the undersigned as indicated on the reverse side.

Notes:

(1)	This form of proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under the corporate seal or by an officer or attorney thereof duly authorized. Joint holders should each sign. Executors, administrators, trustees, etc., should so indicate when signing. If undated, this proxy is deemed to bear the date it was mailed to the shareholder.

(2)	A shareholder may appoint as proxyholder a person (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his behalf at the Meeting by inserting the name of such other person in the space provided or by completing another proper form of proxy.

(3)	The shares represented by this proxy will, on a show of hand or any ballot that may be called for, be voted or withheld from voting in accordance with the instructions given by the shareholder; in the absence of any contrary instructions, this proxy will be voted “FOR” the itemized matters.

Please complete and return in the envelope provided.